FORM U-13-60
                Mutual and Subsidiary service companies
                        Revised February 7, 1980




                             ANNUAL REPORT

                             FOR THE PERIOD

              Beginning January 1, 1998 and Ending December 31, 1998

                                TO THE

                U.S. SECURITIES AND EXCHANGE COMMISSION

                                OF

                       EUA COGENEX CORPORATION
                   (Exact Name of Reporting Company)

                     A Subsidiary SERVICE COMPANY
                      ("Mutual" or "Subsidiary")


                 Mutual and Subsidiary Service Companies
                        Revised February 7, 1980

                              ANNUAL REPORT

                              FOR THE PERIOD

                 Beginning January 1, 1998 and Ending December 31, 1998

                                  TO THE

                 U.S. SECURITIES AND EXCHANGE COMMISSION

                                  OF

                         EUA COGENEX CORPORATION
                     (Exact Name of Reporting Company)

                      A Subsidiary SERVICE COMPANY
                       ("Mutual" or "Subsidiary")

Date of Incorporation  September 26,1983.

If not Incorporated, Date of Organization                   .

State or Sovereign Power under which Incorporated or Organized Massachusetts.

Location of Principal Executive Offices of Reporting Company:
Boott Mills South, 100 Foot of John Street, Lowell, Massachusetts 01852

Name, title and address of officer to whom correspondence concerning this report should be addressed:

Richard Burlingame, Jr., Asst. Comptroller, 100 Foot of John Street,
                                            Lowell, MA 01852
      (Name)                     (Title)        (Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting company:

                                   Eastern Utilities Associates

SEC 1926 (6-82)                                  TOTAL NUMBER OF PAGES 92



INSTRUCTIONS FOR USE OF MODIFIED FORM U-13-60

1. Time of Filing - Annual Report essentially in the form of U-13-60 shall be filed appended to Form U5S, Annual Report of the Parent and Associate Companies Pursuant to the Public Utility Holding Company Act of 1935. Form U5S is required to be filed by May 1.

2. Number of Copies - Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3. Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

4. Organization Structure - The Company shall submit with each annual report a copy of its current organizational chart.


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                         SCHEDULE OR     PAGE
                                         ACCT. NO.       NO.

Description of Schedules and Accounts


COMPARATIVE BALANCE SHEET                 Schedule I      5-8

COMPANY PROPERTY                          Schedule II     9-10

  ACCUMULATED PROVISION FOR DEPRECIATION AND
  AMORTIZATION OF COMPANY PROPERTY        Schedule III    11-12

  INVESTMENTS                             Schedule IV     13-20

  ACCOUNTS RECEIVABLE FROM ASSOCIATE
       COMPANIES                          Schedule V      21

  ACCOUNTS RECEIVABLE AGING               Schedule VI     22-24

  ACCUMULATED PROVISION FOR UNCOLLECTIBLE Schedule VII    25
        ACCOUNTS

  MISCELLANEOUS CURRENT AND ACCRUED ASSETS Schedule VIII   26

  MISCELLANEOUS DEFERRED DEBITS            Schedule IX     27-28

  PROPRIETARY CAPITAL                      Schedule XI     29

  LONG-TERM DEBT                           Schedule XII    30

  CURRENT AND ACCRUED LIABILITIES          Schedule XIII   31-34

  NOTES TO FINANCIAL STATEMENTS            Schedule XIV    35-54

  COMPARATIVE INCOME STATEMENT             Schedule XV     55-56

  ANALYSIS OF BILLING - SALES & PROJECT
        REVENUES                           Accounts 415/417 57

  ANALYSIS OF MISCELLANEOUS INCOME         Accounts 419/421 58-61

  SCHEDULE OF EXPENSE DISTRIBUTION         Schedule XVII   62

  DEPARTMENTAL ANALYSIS OF SALARIES        Account 920     63

  OUTSIDE SERVICES EMPLOYED                Account 923     64-68

  GENERAL ADVERTISING EXPENSES             Account 930.1   69

  MISCELLANEOUS GENERAL EXPENSES           Account 930.2   70


LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                               SCHEDULE OR     PAGE
                                               ACCT. NO.       NO.

Description of Schedules and Accounts


        RENTS                                  Account 931     71

        TAXES OTHER THAN INCOME                Account 408     72-74

        DONATIONS                              Account 426.1   75

        OTHER DEDUCTIONS                       Account 426.5   76

        NOTES TO STATEMENT OF INCOME           Schedule XVIII  77

        SCHEDULE OF TERMINATED CONTRACTS                       78

        SCHEDULE OF PROJECT VALUES                             79-80

        SCHEDULE OF ESTIMATED KILOWATTS SAVED                  81




LISTING OF INSTRUCTIONAL FILING REQUIREMENTS



Description of Reports or Statements


        PROJECT INCOME STATEMENT                                82-85

        ORGANIZATIONAL STRUCTURE                                86-91

        SIGNATURE CLAUSE                                        92

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS


                                                           EUA                       EUA        EUA       EUA
                                                          Cogenex                  Cogenex      Day     DayMetrix
                                                          Consol         Elimin   (Division) (Division) (Division)
          COMPANY PROPERTY
   121  Company Property (Schedule II)                    113,770,215              57,120,876  2,099,195 1,150,027
   107  Construction work in progress (Schedule II)         6,715,535               5,027,475    456,945
               Total Property                             120,485,750              62,148,351  2,556,140  1,150,027
122/111 Less accumulated provision for depreciation
          and amortization company property (Schedule II) (57,299,981)            (33.218,762)  (971,799)  (673,919)
               Net Company Property                        63,185,769              28,929,589  1,584,341    476,108

          INVESTMENTS
     123  Investments in associated companies (Sched IV)      516,949  41,241,600  41,758,549
     141  Other Investments (Schedule IV)                  40,934,266              33,084,605
               Total Investments                           41,451,215  41,241,600  74,843,154

          CURRENT AND ACCRUED ASSETS
     131  Cash                                                640,721                (338,818)    54,989
     134  Special Deposits                                  1,946,437                 115,162  1,133,885
     135  Working Funds                                       195,262                  12,910    170,243
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable            16,379,691  15,724,861  28,530,317  2,324,535
142-3/173 Accounts Receivable (Schedule VI)                24,914,434              14,243,142  2,000,641       (293)
     144  Acc. provision for uncoll. accts (Sched VII)       (693,214)               (274,261)   (40,769)
     146  Acc. rec. from associate cos. (Sched V&VI)        2,117,667   9,190,971   9,063,420    643,484
     152  Fuel stock expenses undistributed
     154  Materials and Supplies                              827,311                  15,354    197,874    486,706
     163  Store expense undistributed
     165  Prepayments                                      (1,506,211)  1,711,595     165,616     15,811
     171  Interest Receivable                               3,355,951               3,348,813
     174  Misc. current and accrued assets (Sched. VIII)      189,071                 158,888     30,183
               Total Current and Accrued Assets            48,367,120  26,627,427  55,040,543  6,530,876    486,413

          DEFERRED DEBITS
     181  Unamortized debt expense                            271,606                 271,606
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)                   3,912,066               2,518,735      1,118
     188  Research, development, or demonstration
              expenditures (Schedule X)
               Total Deferred Debits                        4,183,672           0   2,790,341      1,118

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT           8,402,791               4,079,917


          TOTAL ASSETS AND OTHER DEBITS                   165,590,567  67,869,027 165,683,544  8,116,335    962,522

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS (CONTINUED)


                                                           EUA        EUA        EUA         EUA            EUA
                                                          NEMI      Cogenex    Citizens     Cogenex       EC&S I
                                                           Inc       Canada    Corporation Corporation (Partnership)
          COMPANY PROPERTY
121     Company Property (Schedule II)                   8,993,365    42,827   4,027,992   7,163,116  12,124,594
107     Construction work in progress (Schedule II)             0          0     645,054     423,477    (139,079)
               Total Property                            8,993,365    42,827   4,673,046   7,586,593  11,985,515
122/111 Less accumulated provision for depreciation
          and amortization company property (Sched II)  (4,516,266)  (15,195) (1,087,744) (1,771,475) (3,237,111)
               Net Company Property                      4,477,099    27,632   3,585,302   5,815,118   8,748,404

          INVESTMENTS
     123  Investments in associated companies (Sched IV)
     141  Other Investments (Schedule IV)                            (22,777)              4,785,988   1,270,462
               Total Investments                               0     (22,777)          0   4,785,988   1,270,462

          CURRENT AND ACCRUED ASSETS
     131  Cash                                              17,755   317,043      23,490    (180,259)    488,411
     134  Special Deposits                                     365                     0     329,937      72,969
     135  Working Funds                                                            3,997       8,112
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable                       32,835                 444,980     145,841
142-3/173 Accounts Receivable (Schedule VI)                698,298   301,835   1,925,107   1,451,633   1,600,622
     144  Acc. provision for uncoll. accts (Sched VII)                                       (17,833)   (285,158)
     146  Acc. rec. from associate cos. (Sched V&VI)                              67,253     124,415     285,607
     152  Fuel stock expenses undistributed
     154  Materials and Supplies                                                             127,377
     163  Store expense undistributed
     165  Prepayments                                                    428       4,950      18,579
     171  Interest Receivable                                                                  7,137
     174  Misc. current and accrued assets (Sched. VIII)
               Total Current and Accrued Assets            716,418   652,141   2,024,797   2,314,078   2,308,292

          DEFERRED DEBITS
     181  Unamortized debt expense
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)                1,062,379    10,924     202,351      64,924         481
     188  Research, development, or demonstration
              expenditures (Schedule X)                  1,062,379    10,924     202,351      64,924         481
               Total Deferred Debits

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT        3,454,847                           868,027


          TOTAL ASSETS AND OTHER DEBITS                  9,710,743   667,920   5,812,450  13,848,135  12,327,639

CURRENT YEAR - 1998
ACCOUNT   ASSETS AND OTHER DEBITS (CONTINUED)


                                                               EUA        EUA        EUA        EUA
                                                              EC&S II   FRC II    WestCoast     MUPA
                                                              (Part)    (Part)      (Part)     (Part)
          COMPANY PROPERTY
121     Company Property (Schedule II)                      18,420,499   159,815    2,471,887   (3,978)
107     Construction work in progress (Schedule II)            301,663
               Total Property                               18,722,162   159,815    2,471,887   (3,978)
122/111 Less accumulated provision for depreciation
          and amortization company property (Sched II)      (9,590,532)  (77,490)  (2,139,688)
               Net Company Property
                                                             9,131,630    82,325      332,199   (3,978)
          INVESTMENTS
     123  Investments in associated companies (Sched IV)
     141  Other Investments (Schedule IV)
               Total Investments                             1,815,988
                                                             1,815,988
          CURRENT AND ACCRUED ASSETS
     131  Cash
     134  Special Deposits                                     139,837    52,909       65,364
     135  Working Funds                                        270,303                 23,816
     136  Temporary cash investments (Schedule IV)
     141  Notes Receivable and Lease Receivable
142-3/173 Accounts Receivable (Schedule VI)                    508,518                117,526
     144  Acc. provision for uncoll. accts (Sched VII)       1,994,897   (35,602)     749,706  (15,552)
     146  Acc. rec. from associate cos. (Sched V&VI)           (75,193)
     152  Fuel stock expenses undistributed                  1,124,459
     154  Materials and Supplies
     163  Store expense undistributed
     165  Prepayments
     171  Interest Receivable
     174  Misc. current and accrued assets (Sched. VIII)
               Total Current and Accrued Assets
                                                             3,962,821    17,307      956,412  (15,552)
          DEFERRED DEBITS
     181  Unamortized debt expense
     184  Clearing Accounts
     186  Misc. def. debits (Schedule IX)
     188  Research, development, or demonstration                         35,602                15,552
              expenditures (Schedule X)
               Total Deferred Debits                                0     35,602                15,552

     190  ACCUMULATED DEFERRED INCOME TAX BENEFIT


          TOTAL ASSETS AND OTHER DEBITS                     14,910,439   135,234    1,288,611  (3,978)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL


                                                      EUA                     EUA        EUA        EUA
                                                    Cogenex                 Cogenex      Day     DayMetrix
                                                     Consol      Elim.       Corp.    (Division) (Division)
          PROPRIETARY CAPITAL
     201  Common Stock Issued (Schedule XI)                        1,400         100
     204  Red. preferred stock of subs.(Sched XI)        175
     211  Misc. paid-in-capital (Sched XI)        47,046,923  12,283,341  45,949,392  1,097,531
     215  App. retained earnings (Sched XI)
     216  Unapprop. retained earnings (Sched XI)   1,314,196  28,966,859   2,962,386    777,100  (2,336,588)
               Total Proprietary Capital          48,361,294  41,251,600  48,911,878  1,874,631  (2,336,588)

          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)     77,400,000              77,400,000
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt               77,400,000              77,400,000

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt     6,700,000               6,700,000
     231  Notes payable                           16,108,438  15,724,860  16,160,000  1,801,059   3,001,070
     232  Accounts payable                         3,909,116               2,422,939    830,665
     233  Notes payable to associate companies
     234  Accounts payable - associated companies  1,132,715   8,940,972   3,343,607  2,880,581     230,003
     235  Customer Deposits
     236  Taxes accrued                               62,725                   5,683     14,457
     237  Interest accrued                         1,187,797   1,711,595   1,187,797    479,302      68,037
     238  Dividends declared                                     250,000
     241  Tax collections payable (Refund)          (127,744)                (64,614)   (36,889)
     242  Misc. curr. and acc. liab. (Sch.  XIII)  3,078,596               2,481,166      7,880
               Total Current and Acc. Liabil.     32,051,643  26,627,427  32,236,578  5,977,055   3,299,110


          DEFERRED CREDITS
253/228   Other deferred credits                   3,706,643    (10,000)   3,198,323    264,649
     255  Acc. deferred inv. tax credits
               Total Deferred Credits              3,706,643    (10,000)   3,198,323    264,649

  282/283 ACCUMULATED DEFERRED INCOME TAXES        4,070,987               3,936,766


TOTAL LIABILITIES AND PROPRIETARY CAPITAL        165,590,567 67,869,027  165,683,545  8,116,335     962,522

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL



                                                      EUA       EUA       EUA         EUA        EUA
                                                     NEMI     Cogenex   Citizens    Cogenex    EC&S I
          PROPRIETARY CAPITAL                         Inc     Canada     Corp.       Corp.    (Part.)
     201  Common Stock Issued (Schedule XI)
     204  Red. preferred stock of subs.(Sched XI)      1,100       100        100
     211  Misc. paid-in-capital (Sched XI)                                     75         100
     215  App. retained earnings (Sched XI)        7,052,050  (290,675)             5,521,966
     216  Unapprop. retained earnings (Sched XI)
               Total Proprietary Capital           2,081,177   997,479    445,507    (864,998) 11,807,218
                                                   9,134,327   706,904    445,682   4,657,068  11,807,218
          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt
     231  Notes payable                              150,000   (52,320) 3,718,659   7,054,830
     232  Accounts payable                             5,017    82,901    236,176     163,022      21,600
     233  Notes payable to associate companies
     234  Accounts payable - associated companies    171,081  (174,167)   681,444   1,275,837     199,278
     235  Customer Deposits
     236  Taxes accrued                                         34,173        179       8,233
     237  Interest accrued                                                450,613     713,643
     238  Dividends declared                         250,000
     241  Tax collections payable (Refund)                                (16,873)     (9,368)
     242  Misc. curr. and acc. liab. (Sch.  XIII)                         105,096         449     214,879
               Total Current and Acc. Liabil.        576,098  (109,413) 5,175,294   9,206,646     435,757


          DEFERRED CREDITS
  253/228 Other deferred credits                          (8)   70,429     41,865         135      84,664
     255  Acc. deferred inv. tax credits
               Total Deferred Credits                     (8)   70,429     41,865         135      84,664

  282/283 ACCUMULATED DEFERRED INCOME TAXES              326              149,609     (15,714)


TOTAL LIABILITIES AND PROPRIETARY CAPITAL          9,710,743   667,920  5,812,450  13,848,135  12,327,639

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS (Continued)

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1998
ACCOUNT   LIABILITIES AND PROPRIETARY CAPITAL (CONTINUED)


                                                             EUA        EUA       EUA       EUA
                                                            EC&S II   FRC II      WestCo   MUPA
                                                            (Part.)   (Part.)    (Part.)  (Part.)
          PROPRIETARY CAPITAL
     201  Common Stock Issued (Schedule XI)
     204  Red. preferred stock of subs.(Sched XI)
     211  Misc. paid-in-capital (Sched XI)
     215  App. retained earnings (Sched XI)
     216  Unapprop. retained earnings (Sched XI)           13,339,067   30,591  1,018,396    23,720
               Total Proprietary Capital                   13,339,067   30,591  1,018,396    23,720

          LONG-TERM DEBT

     223  Advances from ass. cos (Schedule XII)
     224  Other long-term debt (Schedule XII)
     225  Unamortized premium on long-term debt
     226  Unamortized discount of long-term debt
               Total Long-Term Debt

          CURRENT AND ACCRUED LIABILITIES

     224  Current Maturities of Long-term debt
     231  Notes payable                                         146,796
     232  Accounts payable
     233  Notes payable to associate companies                1,141,249   82,325    246,398    (3,949)
     234  Accounts payable - associated companies
     235  Customer Deposits
     236  Taxes accrued
     237  Interest accrued
     238  Dividends declared
     241  Tax collections payable (Refund)
     242  Misc. curr. and acc. liab. (Sch.  XIII)              246,741   22,318     23,817   (23,750)
             Total Current and Acc.  Liabil.                 1,534,786  104,643    270,215   (27,699)



          DEFERRED CREDITS
  253/228 Other deferred credits                                36,586
      255 Acc. deferred inv. tax credits
          Total Deferred Credits                                36,586

  282/283 ACCUMULATED DEFERRED INCOME TAXES


TOTAL LIABILITIES AND PROPRIETARY CAPITAL                   14,910,439  135,234  1,288,611    (3,978)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS
Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          ASSETS AND OTHER DEBITS


            COMPANY PROPERTY                                        EUA                         EUA                    EUA
                                                                   Cogenex                     Cogenex    Renova       Day
                                                                   Consol.   Elimination      Corpor.   (Division) (Division)


     COMPANY PROPERTY
121  Company Property (Schedule II)                               85,810,567                  61,543,814   1,489,216  1,736,855
107  Construction work in progress (Schedule II)                   9,462,145                   9,078,204           0    239,477
          Total Property                                          95,272,712            0     70,622,018   1,489,216  1,976,332
108  Less accumulated provision for depreciation
     and amortization company property (Schedule III)            (36,384,164)                (28,418,497)  (929,886)  (876,857)
          Net Company Property                                    58,888,548            0     42,203,521    559,330   1,099,475

     INVESTMENTS
123  Investments in associated companies (Schedule IV)            31,409,130    17,037,245    48,446,375
124  Other Investments (Schedule IV)                              42,253,065                  34,125,819
          Total Investments                                       73,662,195    17,037,245    82,572,194          0          0

     CURRENT AND ACCRUED ASSETS
131  Cash                                                          1,073,005                     624,980    (42,790)  (182,065)
134  Special Deposits                                                721,525                      83,152          0    329,276
135  Working Funds                                                    17,334                      10,000      1,000      2,518
136  Temporary cash investments (Schedule IV)                              0
141  Notes Receivable and Lease Receivable                        14,673,382    21,213,378    32,791,100     72,958   1,287,015
143  Accounts Receivable (Schedule VI)                            26,498,336                  15,389,805   1,580,681  1,263,687
144  Accumulated provision for uncollectible acct. (Schedule VII)   (857,161)                   (528,555)  (313,286)   (15,320)
146  Accounts receivable from associate companies (Schedule V & VI)        0    6,104,878      5,324,809    242,721    395,764
152  Fuel stock expenses undistributed                                     0
154  Materials and Supplies                                        1,647,126                      63,569    819,446    225,540
163  Store expense undistributed                                           0
165  Prepayments                                                     140,307                      86,174      3,319      6,991
171  Interest Receivable                                           2,916,929                   2,873,668     31,338
174  Miscellaneous current and accrued assets                        166,848                     143,351                23,497
          Total Current and Accrued Assets                        46,997,631    27,318,256    56,862,053   2,395,387  3,336,903

         DEFERRED DEBITS
181  Unamortized debt expense                                        410,352                     410,352
184  Clearing Accounts                                                     0
186  Miscellaneous deferred debits (Schedule IX)                   7,456,385                   6,015,008        (17)     9,987
188  Research, development, or demonstration expend. (Schedule X)          0
          Total Deferred Debits                                    7,866,737            0      6,425,360        (17)     9,987

190  ACCUMULATED DEFERRED INCOME TAX BENEFIT                       8,911,448                   4,043,382


         TOTAL ASSETS AND OTHER DEBITS                            196,326,559   44,355,501    192,106,510  2,954,700  4,446,365


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS continued
Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          ASSETS AND OTHER DEBITS (CONTINUED)


            COMPANY PROPERTY                                         EUA         EUA       EUA       EUA       EUA
                                                                  Day1/Day2     NEMI      Cogenex  Citizens   Cogenex
                                                                  (Division)    Inc       Canada   Corpor.    West


        COMPANY PROPERTY
121 Company Property (Schedule II)                                1,150,027    8,993,365           3,600,065   7,297,225
107 Construction work in progress (Schedule II)                                       0              701,949    (557,485)
         Total Property                                           1,150,027    8,993,365        0  4,302,014   6,739,740
108 Less accumulated provision for depreciation
    and amortization company property (Schedule III)              (443,911)   (3,918,843)           (560,385) (1,235,785)
         Net Company Property                                      706,116     5,074,522        0  3,741,629   5,503,955

     INVESTMENTS
123  Investments in associated companies (Schedule IV)
124  Other Investments (Schedule IV)                                                     4,322,974             3,804,272
          Total Investments                                              0            0  4,322,974             3,804,272

     CURRENT AND ACCRUED ASSETS
131  Cash                                                                       384,367    782,852  (423,831)    (70,508)
134  Special Deposits                                                                                      0     309,097
135  Working Funds                                                                                     3,000         816
136  Temporary cash investments (Schedule IV)
141  Notes Receivable and Lease Receivable                                                 916,892               818,795
143  Accounts Receivable (Schedule VI)                                          745,262  1,286,121 3,163,223   3,069,557
144  Accumulated provision for uncollectible acct. (Schedule VII)
146  Accounts receivable from associate companies (Schedule V & VI)                                   55,164      86,420
152  Fuel stock expenses undistributed
154  Materials and Supplies                                        411,194                                       127,377
163  Store expense undistributed
165  Prepayments                                                                           13,479      1,754      28,590
171  Interest Receivable                                                                                          11,923
174  Miscellaneous current and accrued assets
          Total Current and Accrued Assets                         411,194     1,129,629 2,999,344 2,799,310   4,382,067

         DEFERRED DEBITS
181   Unamortized debt expense
184   Clearing Accounts
186   Miscellaneous deferred debits (Schedule IX)                              1,166,384   134,242    71,082      59,699
188   Research, development, or demonstration expenditures (Schedule X)
           Total Deferred Debits                                         0     1,166,384   134,242    71,082      59,699

190   ACCUMULATED DEFERRED INCOME TAX BENEFIT                                  3,749,664                       1,118,402


         TOTAL ASSETS AND OTHER DEBITS                            1,117,310   11,120,199 7,456,560 6,612,021  14,868,395


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL


                                                                  EUA                      EUA                        EUA
                                                                Cogenex                  Cogenex        Renova        Day
                                                                Consol     Elimin        Corporation   (Division)   (Division)

     PROPRIETARY CAPITAL

201  Common Stock Issued (Schedule XI)                                100      1,400            100
204  Redeemable preferred stock of subsidiaries (Schedule XI)          75
211  Miscellaneous paid-in-capital (Schedule X)                47,125,408  15,811,826    46,027,876               1,097,532
215  Appropriated retained earnings (Schedule XI)                       0
216  Unappropriated retained earnings (Schedule XI)               477,169   1,224,019     2,659,708   (1,499,286)   292,183
          Total Proprietary Capital                            47,602,752  17,037,245    48,687,684   (1,499,286) 1,389,715

     LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)                   0
224  Other long-term debt (Schedule XII)                       84,100,000                84,100,000
225  Unamortized premium on long-term debt                              0
226  Unamortized discount of long-term debt                             0
          Total Long-Term Debt                                 84,100,000          0     84,100,000           0          0

     CURRENT AND ACCRUED LIABILITIES

224  Current Maturities of Long-term debt (Schedule XIII)       6,700,000                 6,700,000
231  Notes payable                                             40,693,521                37,550,000
232  Accounts payable                                           3,071,309                 1,416,499      169,089    295,784
233  Notes payable to associate companies (Schedule XIII)               0  18,952,328                  1,752,150  1,672,073
234  Accounts payable - associated companies (Schedule XIII)      521,506  6,104,878      1,193,768      835,660    298,386
235  Customer Deposits                                              2,099                                  2,099
236  Taxes accrued                                                301,884                    44,949       59,902     26,535
237  Interest accrued                                           1,266,881  2,261,050      1,266,881    1,413,187    380,947
238  Dividends declared                                                 0
241  Tax collections payable (Refund)                                   0
242  Miscellaneous current and accrued liab. (Schedule XIII)    3,399,562                 3,355,955        3,867      1,488
          Total Current and Accrued Liabilities                55,956,762  27,318,256    51,528,052    4,235,954  2,675,213


     DEFERRED CREDITS
253           Other deferred credits                            3,590,177                 2,790,707      218,032    381,437
255           Accumulated deferred investment tax credit                 0
                   Total Deferred Credits                       3,590,177          0      2,790,707      218,032    381,437

282/283          ACCUMULATED DEFERRED INCOME TAXES              5,076,868          0      5,000,067            0          0


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                196,326,559 44,355,501   192,105,510    2,954,700  4,446,365

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE I - CONSOLIDATING BALANCE SHEETS continue

Give balance sheet of the companies as of December 31

CURRENT YEAR - 1997
ACCOUNT          LIABILITIES AND PROPRIETARY CAPITAL (CONTINUED)


                                                                      EUA       EUA          EUA         EUA       EUA
                                                                   Day1/Day2    NEM        Cogenex    Citizens  Cogenex
                                                                   (Division)   Inc        Canada     Corpor.   West

     PROPRIETARY CAPITAL

201  Common Stock Issued (Schedule XI)                                            1,100        100         100          100
204  Redeemable preferred stock of subsidiaries                                                             75
211  Miscellaneous paid-in-capital (Schedule XI)                             10,502,050   (212,190)               5,521,966
215  Appropriated retained earnings (Schedule XI)
216  Unappropriated retained earnings (Schedule XI)                (886,734)    190,866  1,072,955     223,453     (351,957)
          Total Proprietary Capital                                (886,734) 10,694,016    860,865     223,628    5,170,109

     LONG-TERM DEBT

223  Advances from associate companies (Schedule XII)
224  Other long-term debt (Schedule XII)
225  Unamortized premium on long-term debt
226  Unamortized discount of long-term debt
          Total Long-Term Debt                                            0         0         0           0           0

     CURRENT AND ACCRUED LIABILITIES

224  Current Maturities of Long-term debt (Schedule XIII)
231  Notes payable                                                                       3,146,175           0       (2,654)
232  Accounts payable                                                                      648,592     222,159      319,186
233  Notes payable to associate companies (Schedule XIII)          1,961,412    348,222              5,428,000    7,790,471
234  Accounts payable - associated companies (Schedule XIII)         15,000     (46,045) 2,591,231     425,542    1,312,842
235  Customer Deposits
236  Taxes accrued                                                                         148,168          59       22,271
237  Interest accrued                                                27,632                            175,974      263,310
238  Dividends declared                                                             0
241  Tax collections payable (Refund)
242  Miscellaneous current and accrued liabilities (Schedule XIII)                                      36,844        1,408
          Total Current and Accrued Liabilities                    2,004,044    302,177  6,534,166   6,288,578    9,706,834


     DEFERRED CREDITS
253           Other deferred credits                                            124,582     61,529      33,370      (19,480)
255           Accumulated deferred investment tax credits
                   Total Deferred Credits                                   0   124,582     61,529      33,370      (19,480)

282/283          ACCUMULATED DEFERRED INCOME TAXES                                 (576)        0       66,445       10,932


      TOTAL LIABILITIES AND PROPRIETARY CAPITAL                    1,117,310 11,120,199  7,456,560   6,612,021   14,868,395

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

                                  SCHEDULE II
                                  COMPANY PROPERTY

DESCRIPTION                      BALANCE AT               RETIREMENTS  OTHER     BALANCE AT
                                 BEGINNING   ADDITIONS    OR SALES     CHANGES   CLOSE OF YEAR
                                 OF YEAR

COMPANY PROPERTY
ACCOUNT


121     LEASEHOLD IMPROVEMENTS:

        EUA COGENEX              38,157                                           38,157
        RENOVA                   70,851                      (70,851)                  0
        EUA CITIZENS              3,490                                            3,490
        EUA COGENEX WEST         41,214                                           41,214

121     BUILDINGS:
        EUA DAY                 837,487       182,846           (610)          1,019,723

121     EQUIPMENT:
        EUA COGENEX          30,652,591    15,664,810 (A) (1,652,474)         44,664,927
        RENOVA                  714,836                     (714,836)                  0
        EUA NEMI              8,463,515                                        8,463,515
        EUA CITIZENS          3,401,367       420,092                          3,821,459
        EUA COGENEX WEST      1,013,798                     (137,359)            876,439
        EC&S I               11,893,731**      87,559       (100,000)         11,881,290
        EC&S II              18,230,726**      44,552                         18,275,278
        EUA/FRC II               77,490**                                         77,490
        WESTCOAST, LP         2,596,864**                   (557,943)          2,038,921

121     COMPUTER EQUIPMENT AND

        COMPUTER NETWORK:

        EUA COGENEX             669,803           400           (400)            669,803
        RENOVA                  226,741                     (226,741)                  0
        EUA DAY                   2,426                                            2,426
        EUA NEMI                  1,724                         (440)              1,284
        EUA CITIZENS             21,909                                           21,909
        EUA COGENEX WEST        230,334                                          230,334
        EUA COGENEX CANADA            0         4,122                              4,122

121     SOFTWARE DEVELOPMENT
        COSTS:
        DAYMETRIX:            1,150,027                                        1,150,027

121     OFFICE FURNITURE, TOOLS AND
        EQUIPMENT:

        EUA COGENEX             292,309           625        (151,369)           141,565
        RENOVA                  451,322                      (451,322)                 0
        EUA DAY                 711,099       253,927         (73,823)           891,203
        EUA NEMI                 28,126           440                             28,566
        EUA CITIZENS             10,202                                           10,202
        EUA COGENEX WEST         54,448         3,250                             57,698
        EUA COGENEX CANADA            0         1,532                              1,532

121     AUTOMOBILES, OTHER VEHICLES
        AND RELATED GARAGE
        EQUIPMENT:

        EUA COGENEX                    0                                                0

        RENOVA                    25,466                      (25,466)                  0
        EUA DAY                  185,843           333           (333)            185,843

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

                              SCHEDULE II
                              COMPANY PROPERTY- (Continued)

DESCRIPTION                       BALANCE AT             RETIREMENTS  OTHER    BALANCE AT
                                  BEGINNING                OR SALES   CHANGES  CLOSE OF YEAR
                                  OF YEAR      ADDITIONS

301     ORGANIZATION
        EUA COGENEX                554,034                                       554,034
        EUA CITIZENS                72,250                                        72,250
        EUA COGENEX WEST             7,622                                         7,622
        EUA COGENEX CANADA               0      37,173                            37,173
        WESTCOAST, LP              103,463**   103,463                           103,463


302/303 MISCELLANEOUS PLANT AND
        INTANGIBLE PLANT:
        EUA COGENEX             29,336,920     356,525   (18,641,055) (A)     11,052,390
        EUA NEMI                   500,000                                       500,000
        EUA CITIZENS                90,847      98,682       (90,847)             98,682
        EUA COGENEX WETS         5,949,809                                     5,949,809
        EC&S I                      79,994**   163,310                           243,304
        EC&S II                    145,221**                                     145,221
        EUA/FRC II                       0      82,325                            82,325
        WESTCOAST, LP              125,763**   202,740                           329,503
        MUPA                             0                    (3,978)             (3,978)
            SUB-TOTAL          119,064,819  17,605,243   (22,899,847)        113,770,215

107     CONSTRUCTION WORK IN
        PROGRESS:

        EUA COGENEX             9,078,204   41,780,071   (45,830,800)          5,027,475
        EUA DAY                   239,477      531,132      (313,664)            456,945
        EUA CITIZENS              701,949    3,883,079    (3,939,974)            645,054
        EUA COGENEX WEST         (557,485)   3,354,853    (2,373,891)            423,477
        EUA COGENEX CANADA              0          836          (836)                  0
        EC&S I                    153,407**     36,098      (328,584)           (139,079)
        EC&S II                   830,387**    800,124    (1,328,848)            301,663

             TOTAL            129,510,758   67,991,436   (77,016,444)        120,485,750


A) PROVEN ALTERNATIVE PORTFOLIO RECLASSED TO TANGIBLE PROPERTY IN 1998

**   PARTNERSHIPS TREATED AS CONSOLIDATED SUBSIDIARIES BY COGENEX IN 1998.


1/      PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
2/      SUB-ACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE
        COMPANY SHALL PROVIDE A LISTING BY SUB-ACCOUNT OF EQUIPMENT ADDITIONS DURING
        THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


SUB-ACCOUNT DESCRIPTION                 NET CHANGE            BALANCE AT CLOSE OF YEAR

(1) Utility Load Reduction Programs      47,709,833             77,317,863
(2) Energy Management Programs           (1,141,785)            12,781,456
(3) Energy Management Equipment            (714,836)                     0
     TOTAL                               45,853,212             90,099,319

3/      DESCRIBE OTHER COMPANY PROPERTY:
        NONE
4/      DESCRIBE CONSTRUCTION WORK IN PROGRESS:
        FOR A DESCRIPTION OF CONSTRUCTION WORK IN PROGRESS,
        SEE "NOTES TO FINANCIAL STATEMENTS" BEGINNING ON PAGE 35


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

                                   SCHEDULE III
                         ACCUMULATED PROVISION FOR DEPRECIATION AND
                               AMORTIZATION OF COMPANY PROPERTY

                             BALANCE AT    ADDITIONS   RETIREMENTS   OTHER    BALANCE AT
DESCRIPTION                 BEGINNING OF                 OR SALES    CHANGES  CLOSE OF
                                YEAR                                          YEAR
ACCOUNT

111     ORGANIZATION:
        EUA COGENEX           276,810       111,028                            387,838
        EUA CITIZENS           36,375        16,557                             52,932
        EUA COGENEX WEST        7,622                                            7,622
        EUA COGENEX CANADA          0        14,868                             14,868
        WESTCOAST, LP          46,548**      20,688                             67,236

111     MISCELLANEOUS IN-

        TANGIBLE PLANT:
        EUA COGENEX         6,042,848     1,754,032     (2,746,090) (A)      5,050,790
        RENOVA                186,000                     (186,000)                  0
        EUA NEMI              391,651        99,996                            491,647
        EUA CITIZENS                0        17,740                             17,740
        EUA COGENEX WEST      650,988       429,633                          1,080,621
        EC&S I                 18,050**       5,098                             23,148
        EC&S II                64,965**      16,482                             81,447
        WESTCOAST, LP         126,635**         128                            126,763

122     LEASEHOLD
        IMPROVEMENTS:

        EUA COGENEX            32,102         4,001             (326)           35,777
        RENOVA                 70,608                        (70,608)                0
        EUA CITIZENS            1,803           698                              2,501
        EUA COGENEX WEST       32,848         8,243                             41,091

122     OFFICE FURNITURE AND
        FIXTURES:

        EUA COGENEX           132,245         7,889             (400)          139,734
        RENOVA                333,313                       (333,313)                0
        EUA DAY               550,738        71,247           (6,000)          615,985
        EUA NEMI               28,126           440                             28,566
        EUA CITIZENS            5,565         2,040                              7,605
        EUA COGENEX WEST       31,227        10,697                             41,924
        EUA COGENEX CANADA          0            51                                 51

122     COMPUTER EQUIPMENT:

        EUA COGENEX           479,896       101,701                            581,597
        RENOVA                 29,629                         (29,629)               0
        EUA DAY                 1,375           485                              1,860
        EUA NEMI                1,724                            (440)           1,284
        EUA CITIZENS           10,819         4,382                             15,201
        EUA COGENEX WEST      162,930        35,336                            198,266
        EUA COGENEX CANADA          0           276                                276

121     SOFTWARE DEVELOPMENT
        COSTS:

        DAYMETRIX             443,911       230,008                            673,919

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF COMPANY PROPERTY (Continued)



                            BALANCE AT    ADDITIONS     RETIREMENTS    OTHER      BALANCE AT
DESCRIPTION                 BEGINNING OF                 OR SALES      CHANGES     CLOSE OF
                              YEAR                                                  YEAR

122     EQUIPMENT:
        EUA COGENEX        21,454,596     6,536,220 (A)  (967,790)                 27,023,026
        RENOVA                290,424                    (290,424)                          0
        EUA NEMI            3,497,342       497,427                                 3,994,769
        EUA CITIZENS          505,823       485,942                                   991,765
        EUA COGENEX WEST      350,170        95,931       (44,150)                    401,951
        EC&S I              2,413,642**     800,321                                 3,213,963
        EC&S II             7,479,040**   2,045,553       (15,508)                  9,509,085
        EUA/FRC II             77,490**                                                77,490
        WESTCOAST, LP       1,977,541**     175,604      (207,456)                  1,945,689

122     AUTOMOBILES, OTHER
        VEHICLES & RELATED
        GARAGE EQUIPMENT

        RENOVA                 19,912                      (19,912)                          0
        EUA DAY               173,212         4,984                                    178,196

122     STRUCTURES AND
        IMPROVEMENTS

        EUA DAY               151,532        24,226                                    175,758

           TOTALS          48,588,075    13,629,952     (4,918,046)            0    57,299,981


(A) PROVEN ALTERNATIVE PORTFOLIO RECLASSED TO TANGIBLE PROPERTY IN 1998.

**   PARTNERSHIPS TREATED AS CONSOLIDATED SUBSIDIARIES BY COGENEX IN 1998.


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE IV
INVESTMENTS

FILED UNDER CONFIDENTIAL TREATMENT REQUEST



ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE V
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


INSTRUCTIONS:   Complete the following schedule listing accounts receivable.


DESCRIPTION                                  BALANCE AT          BALANCE
                                             BEGINNING           AT CLOSE
                                             OF YEAR             OF YEAR

ACCOUNT 146 - ACCOUNTS RECEIVABLE


       EUA Cogenex West                             0              12,747
       EUA Cogenex Corporation                      0           2,104,920
                                                    0           2,117,667
                TOTAL                               0           2,117,667


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING

INSTRUCTIONS:   Complete the following schedule concerning the aging of
                accounts receivable for Account 143 - Accounts Receivable and
                Account 146 - Accounts Receivable from Associated companies


DESCRIPTION                             BALANCE AT        BALANCE AT
                                        BEGINNING OF      END OF YEAR
                                        YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
EUA Cogenex Corporation
        0 - 30 Days                      6,334,353        9,118,131
        31 - 60 Days                       522,448        1,267,861
        62 - 90 Days                       801,209          420,579
        91 - Over                        7,731,795        3,436,571
                                        15,389,805       14,243,142
RENOVA Corporation
        0 - 30 Days                        311,681                0
        31 - 60 Days                       290,886                0
        62 - 90 Days                       107,055                0
        91 - Over                          871,059                0
                                         1,580,681                0

EUA Day Corporation
        0 - 30 Days                        336,238          622,561
        31 - 60 Days                       285,894          355,487
        62 - 90 Days                        97,612          253,662
        91 - Over                          543,943          768,931
                                         1,263,687        2,000,641
DayMetrix
        91 - Over                                0             (293)
                                                               (293)
EUA NEMI Corporation
        0 - 30 Days                        745,262          271,059
        31 - 60 Days                             0          339,372
        62 - 90 Days                             0                0
        91 - Over                                0           87,867
                                           745,262          698,298

EUA Citizens Corporation
        0 - 30 Days                       3,163,223       1,700,178
        31 - 60 Days                              0          28,701
        62 - 90 Days                              0          94,096
        91 - Over                                 0         102,132
                                          3,163,223       1,925,107
EUA Cogenex West Corporation
        0 - 30 Days                       1,116,703         891,022
        31 - 60 Days                        359,603         375,550
        62 - 90 Days                        391,095         164,628
        91 - Over                         1,202,156          20,433
                                          3,069,557       1,451,633

EUA Canada Corporation
        0 - 30 Days                       1,286,121         282,348
        31 - 60 Days                              0               0
        62 - 90 Days                              0               0
        91 - Over                                 0          19,487
                                          1,286,121         301,835


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING (Continued)

INSTRUCTIONS:   Complete the following schedule concerning the aging of
                accounts receivable for Account 143 - Accounts Receivable and
                Account 146 - Accounts Receivable from Associated companies


DESCRIPTION                                     BALANCE AT       BALANCE AT
                                                BEGINNING OF     END OF YEAR
                                                YEAR




ACCOUNT 143 - ACCOUNTS RECEIVABLE
Energy Capital & Services I
        0 - 30 Days                                 220,910**      395,682
        31 - 60 Days                                 76,593**      369,247
        62 - 90 Days                                  5,059**       42,889
        91 - Over                                   591,291**      792,804
                                                    893,853**    1,600,622

Energy Capital & Services II
        0 - 30 Days                                 654,894**    1,264,338
        31 - 60 Days                                 19,101**      368,625
        62 - 90 Days                                 66,284**       43,142
        91 - Over                                   574,990**      318,792
                                                  1,316,269**    1,994,897
EUA FRC II
        0 - 30 Days                                       0        (35,602)
        31 - 60 Days                                      0              0
        62 - 90 Days                                      0              0
        91 - Over                                   588,761**            0
                                                    588,761**      (35,602)
EUA WestCoast, LP
        0 - 30 Days                                  25,370**      717,625
        31 - 60 Days                                      0         13,917
        62 - 90 Days                                      0              0
        91 - Over                                    43,690**       18,164
                                                     69,060**      749,706
EUA MUPA
        0 - 30 Days                                       0        (15,552)
        31 - 60 Days                                      0              0
        62 - 90 Days                                      0              0
        91 - Over                                    23,750**            0
                                                     23,750**      (15,552)


        TOTAL ACCOUNT 143 - ACCOUNTS RECEIVABLE  29,390,029     24,914,434

** INVESTMENT IN SUB ACCOUNT 123 INCLUDED PARTNERSHIP INVESTMENTS IN 1997. IN 1998, ASSETS AND LIABILITIES OF THE PARTNERSHIPS ARE BEING SHOWN AS CONSOLIDATED SUBSIDIARIES.

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE VI
ACCOUNTS RECEIVABLE AGING (Continued)


                                              BALANCE AT      BALANCE AT
DESCRIPTION                                   BEGINNING OF    END OF YEAR
                                              YEAR

ACCOUNT 143 - ACCOUNTS RECEIVABLE
        from associated companies

EUA Cogenex Corporation
        0 - 30 Days                               0              936,823
        31 - 60 Days                              0               27,372
        62 - 90 Days                              0              335,988
        91 - Over                                 0              804,737
                                                  0            2,104,920
EUA Cogenex West Corporation
        0 - 30 Days                               0                    0
        31 - 60 Days                              0                    0
        62 - 90 Days                              0               12,747
        91 - Over                                 0                    0
                                                  0               12,747

        Total                                     0            2,117,667




ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE VII
ACCUMULATED PROVISION FOR UNCOLLECTIBLE ACCOUNTS

INSTRUCTIONS:   Complete the following analysis of accumulated provision for uncollectible accounts receivable.



CURRENT YEAR


DESCRIPTION              BALANCE AT     PROVISIONS  WRITE-OFF   BALANCE AT
                         BEGINNING OF                           CLOSE OF
                         YEAR                                   YEAR


ACCOUNT 144 - PROVISION FOR UNCOLLECTIBLE
              ACCOUNTS:

EUA Cogenex Corporation     528,555       244,952   (499,246)    274,261

RENOVA                      313,286             0   (313,286)          0

EUA Day                      15,320        30,365     (4,916)     40,769

EUA Cogenex West                  0        90,000    (72,167)     17,833

EC&S I                            0       285,158          0     285,158

EC&S II                           0        75,193          0      75,193

        TOTAL               857,161       725,668   (889,615)    693,214

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:   Provide detail of items in this account.  Items less than
                $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                            BALANCE AT       BALANCE AT
                                       BEGINNING        CLOSE
                                       OF YEAR          OF YEAR


ACCOUNT 174 - MISCELLANEOUS CURRENT
              AND ACCRUED ASSETS

EUA Cogenex Corporation:

  Executive Life Insurance              143,351           158,888

EUA Day Corporation:

   Executive Life Insurance              23,496            30,183

        TOTAL                           166,847           189,071


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
                $10,000 may be grouped by class showing
                the number of items in each class.

DESCRIPTION                     BALANCE AT        BALANCE AT
                             BEGINNING OF YEAR    CLOSE OF YEAR

ACCOUNT 186 -   MISCELLANEOUS
                DEFERRED DEBITS

EUA Cogenex:
        Leased Equipment                  18,350        7,395
        Unbilled Utility Rev                   0     (468,146)
        CWIP Reclasses                   612,155            0
        City of Chino                    (16,843)           0
        EUA Day - Interco ADJ (DEC 97)
                                          61,969            0
        EUASC Bill - Sales Tax            22,119       22,119
        Columbia University              419,996    1,420,552
        Kodak                                  0       58,662
        Open Work Authorizations       4,888,650    1,469,430
        Sanwa                             11,484        4,680
        Miscellaneous (8)                 (2,872)       4,043
        Sub Total                      6,015,008    2,518,735

RENOVA:

       Miscellaneous                         (17)           0

EUA Day:

        Miscellaneous (1)                  9,987         1,118

EUA NEMI:

        Deferred Royalties             1,166,384     1,062,379

EUA Citizens Corporation

        Open Work Authorizations          69,654       155,192
        Interco Note ADJ                       0        43,218
        Miscellaneous (3)                  1,428         3,941
        Sub Total                         71,082       202,351

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS (Continued)

INSTRUCTIONS:   Provide a detail of items in this account.  Items less than
                $10,000 may be grouped by class showing the number of items in each class.

DESCRIPTION                            BALANCE AT       BALANCE AT
                                   BEGINNING OF YEAR    CLOSE OF YEAR

EUA Cogenex West Corporation:

       Work In Progress                  13,031           31,285
        Other Receivable                 46,668           33,639
        Sub Total                        59,699           64,924

EUA Cogenex - Canada

        Development Costs               134,242                 0
        Miscellaneous (4)                     0            10,924

EC&S I

       Miscellaneous                          0                481

EUA/FRC II

        Monteray Valley - Other Receivable    0             21,977
        Arkay Packaging - Other Receivable    0             13,625
        Sub Total                             0             35,602

MUPA
        Pacific Linen - Other Receivable      0             15,552
        TOTAL                         7,456,385          3,912,066

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE XI
PROPRIETARY CAPITAL

                        NUMBER OF   PAR OR STATED  OUTSTANDING CLOSE OF PERIOD
ACCOUNT                 SHARES      VALUE PER
NUMBER  CLASS OF STOCK  AUTHORIZED  SHARE         NO. OF SHARES   TOTAL AMOUNT

      COMMON STOCK ISSUED  1,000      $0.10         1,000           $100.00

INSTRUCTIONS:   Classify amounts in each account with brief explanation,
                disclosing the general nature of transactions which give rise to the reported amounts.


DESCRIPTION
                                                              AMOUNT
ACCOUNT        - MISCELLANEOUS PAID-IN CAPITAL             47,046,923
ACCOUNT        - APPROPRIATED RETAINED EARNINGS

(1) See Schedule XIV Notes to Financial Statements, Page 29


        TOTAL                                              47,046,923

INSTRUCTIONS:   Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing non-associate per the General Instructions of the Uniform System of Accounts.
                For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


DESCRIPTION                 BALANCE AT  NET INCOME   DIVIDENDS     BALANCE AT
                            BEGINNING   OR           PAID          CLOSE
                            OF YEAR     (LOSS)                     OF YEAR

ACCOUNT  - UNAPPROPRIATED             (A) 763,047
     RETAINED EARNINGS      477,169                (C) 2,135,718   1,314,196
                                   (B) (2,061,738)
        TOTAL               477,169    (1,298,691)     2,135,718   1,314,196

(A) Income from Continuing Operations
(B) Loss from Discontinued Operations
(C) Transfer of RENOVA Division net assets


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

                            SCHEDULE XII
                            LONG-TERM DEBT

INSTRUCTIONS:   Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For
                Account 224 -Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.


NAME OF CREDITOR  TERMS OF OBLIG   DATE            AMOUNT      BALANCE AT
                  CLASS & SERIES   OF        INT.  AMORT-      BEGINNING  ADDITION   1/            BALANCE AT
                  OF OBLIGATION    MATURITY  RATE  IZED         OF YEAR              DEDUC-TIONS  CLOSE OF YEAR

ACCOUNT 223 -
   ADVANCES
   FROM
   PARENT AND
   ASSOCIATE
   COMPANIES

ACCOUNT 224 -     Unsecured Notes
  OTHER LONG -    to Prudential     10/30/01    9.6%  20,000,000 9,600,000               3,200,000    6,400,000
  TERM DEBT:      Ins. Co. of
                  America & PRUCO
                  Life Ins. Co.


                  Unsecured Notes
                  to Prudential
                  Ins. Co. of
                  America           06/30/05  10.56%  35,000,000 24,500,000              3,500,000    21,000,000

                  Unsecured Notes
                  to qualified
                  institutional buyers
                  under Rule 144A
                  of the 1993 Act    09/15/00  7.0%   50,000,000 50,000,000                           50,000,000

                  TOTAL                              105,000,000 84,100,000              6,700,000    77,400,000

1/ GIVE AN EXPLANATION OF DEDUCTIONS

Sinking Fund Payments


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                 BALANCE AT             BALANCE AT
                                            BEGINNING              CLOSE
                                            OF YEAR                OF YEAR

ACCOUNT 233 -   NOTES PAYABLE TO ASSOCIATE
                COMPANIES


ACCOUNT 234 -   ACCOUNTS PAYABLE TO ASSOCIATE
                COMPANIES:

EUA Cogenex Corporation
        Eastern Utilities Associates            98,909              324,022
        EUA Service Corporation                369,718              154,233
        RENOVA                                       0              633,581
                                               468,627            1,111,836
RENOVA
        EUA Service Corporation                 15,087                    0

EUA Day
        EUA Service Corporation                 12,399                4,117

NEMI
        EUA Service Corporation                 (1,770)             (13,471)

EUA Citizens
        EUA Service Corporation                 20,024               22,620

EUA Cogenex West
        EUA Service Corporation                  7,139                7,613

        TOTAL                                   521,506           1,132,715


ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

DESCRIPTION                                   BALANCE AT     BALANCE AT
                                              BEGINNING      CLOSE


ACCOUNT 242 -   MISCELLANEOUS CURRENT AND
                ACCRUED LIABILITIES

EUA Cogenex Corporation
        Miscellaneous (15)                         15,066      (1,028)
        Retainage Liability                       308,559     270,481
        Reserve for Cogen Disp.                 1,611,904     957,641
        Accrued Liability (HTI PRJS)               75,537      71,011
        Accrued Liability (BECO PRJS)              22,657     375,033
        Accrued Liability (VA Medical Center)           0      22,657
        Employee Bonus                                  0     738,641
        Energy Matrix, Inc.                       182,349           0
        Reorganization                            380,314           0
        Tru-Brite/Walgreens                        45,975           0
        McBride Properties                              0      15,905
        Systems Corp/Gillem & McPherson            48,524     (32,136)
        MIT                                       100,000           0
        Onsite Southern California Edison         255,533           0
        Standard Offer Pay to Sanwa              (171,253)   (196,764)
        Proven Alternatives                       446,161     259,725
        Sycom Indianhead                           34,629           0
                                                3,355,955   2,481,166

EUA DAY
        Miscellaneous (3)                           1,488       7,880
                                                    1,488       7,880

RENOVA
        Miscellaneous (7)                           3,867            0
                                                    3,867            0

EUA Cogenex West
        Miscellaneous (5)                           1,408          449
                                                    1,408          449

EUA Citizens
        Charlotte NC Project Equipment                  0       19,004
        Accrued Maintenance Fees                   34,205       85,922
        Miscellaneous (3)                           2,339          170
                                                   36,844      105,096

Energy Capital and Services I                           0      163,600
        GPU Penalty                                     0      (27,508)
        Miscellaneous                              63,276       78,787
        Retainage Liability                        63,276      214,879




ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION                                BALANCE AT       BALANCE AT
                                           BEGINNING        CLOSE
                                           OF YEAR          OF YEAR
Energy Capital and Services II
        Retainage Liability                  164,709         187,142
        Dow Jones                                  0          33,786
        Rutgers Phase I                            0           9,890
        Rutgers Phase II                           0           3,293
        Rutgers Phase III                          0          12,630
                                             164,709         246,741

EUA FRC II Energy Associates                       0
        Reserve for Cogen. Disp.                   0          22,318
                                                              22,318
EUA WestCoast, LP
        Retainage Liability                        0          23,817
                                                   0          23,817

Micro Utility Partners of America
        Reserve for Cogen. Disp.                   0         (23,750)
                                                   0         (23,750)
        TOTAL                              3,627,547       3,078,596

ANNUAL REPORT OF EUA COGENEX AND SUBSIDIARY COMPANIES
For the Year Ending December 31, 1998

SCHEDULE XIII
CURRENT AND ACCRUED LIABILITIES (Continued)

INSTRUCTIONS:   Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


DESCRIPTION
                                                  BALANCE AT    BALANCE AT
                                                  BEGINNING     CLOSE
                                                  OF YEAR       OF YEAR

ACCOUNT 224 -   CURRENT MATURITIES OF LT DEBT

    Prudential Ins. Co. Due 9/30/97 @ 7.22%               0            0

    Prudential Ins. Co. Due 10/30/01 @ 9.6%       3,200,000    3,200,000

    Prudential Ins. Co. Due 6/30/05 @ 10.56%      3,500,000    3,500,000

        TOTAL                                     6,700,000    6,700,000

EUA Cogenex Corporation
Notes To Consolidated Financial Statements
For The Years Ended December 31, 1998 and 1997



A.      General

EUA Cogenex Corporation (the Company) is a wholly owned subsidiary of Eastern Utilities Associates (EUA), a registered public utility holding company. In addition to its investment in the Company, EUA has interests in retail and wholesale utility companies operating in the New England region, a service corporation and three other non-utility companies. As a subsidiary of EUA, the accounting policies and practices of the Company are subject to review by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935. The Company is regulated by the SEC in matters related to its own debt financings and asset acquisitions. There are no current geographic restrictions on the Company's operations.

The Company is an energy services company that employs energy efficient technology and equipment intended to reduce the energy consumption and related costs of its customers. Such technology and equipment include building automation systems, lighting modifications, boiler and chiller replacements and other mechanical measures such as motors and drives. The Company may design, install, own, operate, maintain, and finance specific energy efficient applications for its customers.

The Company is compensated for its services primarily through energy services agreements in which the Company and the customer, who occupies or owns a facility, agree upon a prescribed base year and a set of savings calculations. The Company then receives payments based on a portion of the savings that result from the installation and maintenance of the energy efficient equipment in the facility. Some agreements permit the invoicing of the contractual amounts during construction on a percentage of completion basis. Some of the Company's revenues under these agreements are dependent upon the actual achievement of energy savings; therefore, the Company assesses the financial and technical risk of each customer and project.

In addition, the Company participates in demand side management (DSM) programs sponsored by electric utilities as a means to decrease both base load and peak demand on the utilities' systems. In utility DSM programs, the Company contracts with the utility and its commercial and industrial customers in order to decrease the overall demand on the utility system or to reduce peak demand, curtailing the need for costly capacity additions. The Company is paid by the utility based on the reduction i n the demand on the utility's system and may also receive a portion of the customers' savings by entering into energy services agreements of the type described above with those customers. The Company contracts for utility DSM programs through a bidding process or participates in the utility's "Standard Offer Program". The Company also may, from time to time, acquire existing DSM contracts or energy services agreements, or the benefits from those contracts, from other energy services companies.

As of December 31, 1998, the Company participated in five partnerships and two joint ventures. It is the managing general partner in all of the partnerships. The Company has provided virtually all of the capital to the partnerships and is entitled to a return of, and on, this capital. The joint venture capital is provided evenly by the Company and the joint venture participant. All partnerships and their customers are subject to the same selection and screening process to establish acceptable credit quality.

The Company also operates a controls division, EUA Day and a data acquisition system division, DayMetrix. EUA Day is primarily engaged in the business of customization, installation and servicing of building temperature control systems, monitoring an d verification systems and process control systems for the purpose of energy conservation. These systems are primarily designed for regulating lighting, heating, ventilation, and air conditioning but can also simultaneously be used for security surveillance of building entry and exit, equipment monitoring, and air quality monitoring. DayMetrix provides unique metering and control systems to improve energy usage information to customers. DayMetrix equipment reads energy usage and allows customer s to adjust energy using equipment remotely.

The Company also provides consulting services to its customers in the form of training in the proper use and maintenance of the energy equipment. This service includes instruction in the use of existing equipment as well as newly installed equipment so that further energy savings can be realized. In addition, the Company monitors installed projects on a 24-hour basis and dispatches third party contractors to make repairs and/or adjustments.

The Company's principal markets include institutional, commercial, industrial and government entities, and through its EUA Citizens Conservation Services (Citizens) subsidiary, public and private multi-family housing.

The Company's competition is comprised primarily of manufacturers and distributors of energy efficiency equipment, other utility owned energy services companies, engineering consulting firms, and financial institutions who provide capital to finance energy efficiency projects.

The rates charged by the Company to customers through its Energy Service Agreements are not subject to the jurisdiction of any regulatory agency.

At December 31, 1998, the Company employed 155 persons in its operations.


B.      Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of five partnership entities in which the Company has a controlling equity interest and its four wholly-owned subsidiaries, including a Canadian subsidiary, EUA Cogenex - Canada. All material inter-company transactions between the consolidated entities have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets a nd liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions include items such as reserves, discount rates, accruals, estimated useful lives of equipment, and the valuation of intangibles. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

Transactions with Affiliates

Transactions between the Company and other EUA affiliated companies include the following: for accounting and other administrative services rendered by EUA Service Corporation, the Company incurred costs of approximately $0.7 million in 1998 and $1. 0 million in 1997. See Note E for a description of the transfer of RENOVA Division net assets to an EUA affiliated company.

Revenues

Revenues and contract expenses are based on the financial arrangements established by each individual contract. Revenue recognition is determined as follows:

                Paid from Savings Contracts

                Under paid from savings contracts, the Company receives payments from customers as energy savings are calculated and verified on a regular basis over a fixed contract term.
                Revenue is recognized as such savings are realized by customers. Construction and installation costs are capitalized and then amortized as contract expenses on a straight-line basis over the applicable contract term. Losses on contracts are fully recognized in the period that they become estimable.

                Energy Savings Project Sales and Sales-Type Leases

                Revenue from the sale of energy savings projects and sales-type leases are recognized when the sales are complete. When permitted by the contract revenues may be recognized when invoiced on a percentage of completion methodology. Interest on the financed portion of the contracts is recognized as earned at rates established at the outset of the financing arrangement and recorded as interest income. All construction and installation costs are recognized as contract expenses when the contract re venues are recorded.

                Installation and Fabrication of Energy Savings Equipment

                Revenue from the installation and fabrication of energy savings equipment is recognized when the sale and/or installation are complete or when permitted by the contract revenues may be recognized when invoiced on a percentage of completion methodology. All installation and fabrication costs are recognized as the projects are completed and/or sold.

Interest Income

Interest income from notes and leases receivable is recorded on the accrual basis over the term of the agreements.

Inventories

Inventories primarily represent purchased computerized building heating and air conditioning automation controls of EUA Day and components of the monitoring and verification equipment utilized by DayMetrix, both are divisions of the Company. In addition, EUA Cogenex West has inventory consisting primarily of lighting fixtures and ballasts. Inventories are stated at lower of cost (first-in, first-out) or market.


Property, Plant and Equipment

Property, plant and equipment and projects in progress, which are stated at cost, are comprised of the following (in thousands):

                                                              1998     1997

Project energy management and demand reduction equipment   $ 90,099 $ 89,630

Office furniture and equipment                                4,547    4,719

Other                                                         1,206    1,049

     Sub-total                                               95,852   95,398

     Less:  Accumulated depreciation                         50,085   41,207

Net property, plant and equipment                            45,767   54,191

Energy savings projects in progress                           6,716   14,799
Net property, plant and equipment
   and projects in progress                                $ 52,483 $ 68,990


The components of project equipment cost include contracted work, direct labor and material, direct and indirect overheads and interest capitalized during construction.

For financial statement purposes, depreciation on office furniture and equipment, fabrication equipment and a building is computed on the straight-line method based on estimated useful lives of five, ten, and forty years, respectively, and is include d as part of operating expenses on the Consolidated Statements of Operations. Total operating depreciation and amortization expense amounted to $1.8 million in 1998 and 1997 of which $0.7 million and $0.6 million, respectively, relate to depreciation of these assets.

Project equipment is depreciated on a basis which includes or approximates the straight-line method over the term of the applicable contracts, or based on the estimated useful lives, whichever is shorter. The depreciation terms range from five to fifteen years. Total depreciation expense amounted to $9.6 million and $7.9 million in 1998 and 1997, respectively, and is included in contract expenses on the Consolidated Statements of Operations.

Energy savings projects in progress represents the cost of such projects, as well as, in some cases, advances to contractors that can be satisfied by the contractor delivering to the Company the energy savings agreement collateralized by the equipment and the right to the revenues generated. Ultimately the projects are either capitalized as project energy management and demand reduction equipment or charged to cost of sales depending on the terms of the arrangement with the customer.

Contract Rights

Contract rights represent the cost of the Company's acquisition of a collateralized financial interest in certain customer contracts which provide the Company with energy savings payments. The costs of the contract rights are being amortized on a straight-line basis over the lives of the various contracts which range from 5 years to 15 years. Total amortization expense amounted to $0.5 million in 1998 and 1997 and is included in contract expenses on the Consolidated Statements of Operations.

Intangible Assets

Goodwill related to the original acquisition of Cogenex is being amortized over 40 years. Other goodwill related to acquisitions by Cogenex are being amortized over periods of 15 and 18 years. Other intangible assets, primarily organizational costs , are amortized over a 60-month period. Total amortization recorded in operating expenses for 1998 and 1997 was $1.1 million and $1.2 million, respectively.

Income Taxes

The general policy of the Company with respect to accounting for income taxes is to reflect in income the estimated amount of taxes currently payable, as determined from the consolidated tax return on an allocated basis, and to provide for deferred taxes on certain items subject to temporary differences.

The Company files a consolidated federal tax return with EUA, as a result payments or refunds are allocated to the Company in accordance with EUA's Federal Tax Sharing Agreement. However, the Company files its state tax returns on an individual comp any basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents.

New Accounting Standards

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in 2000. This statement requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. The Company is currently evaluating the impact that SFAS 133 will have on its financial position or results of operations.

In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits", which revises disclosure requirements for pension and other postretirement benefits, the Company has adopted FAS 132 in its financial statements for the year ended December 31, 1998. The adoption of FAS 132 has no impact on the Company's operating results, financial position, or cash flows.

The Company adopted SFAS 130 "Reporting Comprehensive Income" on January 1, 1998. SFAS 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses) in a set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The adoption of SFAS 130 has no material impact on results of operations.

C. Discontinued Operations

In 1995 the Company announced it was discontinuing its cogeneration operations and substantially all of the net cogeneration operating assets were sold under an assignment agreement to Ridgewood/Mass Corp. (Ridgewood). In 1995 a loss on disposal of cogeneration assets was recorded as part of discontinued operations.

In 1996 Ridgewood filed a demand for arbitration alleging breach of representation and warranties under the agreement. The Company entered a counterclaim seeking payment for services provided under a transition period agreement. In October 1998 the arbitration panel found for Ridgewood on certain warranty claims and awarded damages of approximately $2.6 million plus interest. The Company was awarded approximately $0.4 million plus interest on its counterclaim. The Company has recorded the payment of the $2.2 million claim to discontinued operations and has reserves to cover interest and legal costs of approximately $1.0 million.

D.      Acquisitions

The Company acquired on May 1, 1995, Highland Energy Group, an energy services company in Boulder, Colorado in exchange for $4.2 million of EUA common shares (176,258 shares). The Company changed the name of the corporation to EUA Cogenex West (Cogenex West). Cogenex West provides energy conservation services in Colorado, Texas, Ohio, North Carolina and certain other Midwestern states. In accordance with provisions of the original agreement, an additional earn-out payment of $2.9 million was made in 1997 and recorded as goodwill.

E.      Transfer of Business Unit

On May 1, 1998, the Company transferred its net investment in the RENOVA division to EUA Energy Investment, Inc., a subsidiary of EUA, for cash of $1.7 million. The transfer was at cost and resulted in no gain or loss to the Company.

F.      Income Taxes

At December 31, 1998 and 1997, total deferred tax assets, for which a valuation allowance of approximately $1.6 million in 1998 and $1.4 million in 1997 was deemed necessary, were $10.0 million and $10.6 million, respectively, and total deferred tax liabilities were $5.7 million and $6.8 million, respectively. Total deferred tax assets and liabilities are comprised as follows (in thousands):


                         Deferred Tax                   Deferred Tax
                            Assets                       Liabilities
                         1998    1997                   1998    1997

Plant Related                           Plant Related
   Differences          $2,394  $2,251   Differences     $5,333  $6,250
Provision for Step                      Postretirement
   Up Tax Basis - NEMI   3,334   3,650   Benefits           346     361
NOL carry- forward,                     Other                34     159
 (net of $1,567 and
 $1,414 respectively
 valuation allowance)    1,688   1,938
Reserve for
  cogeneration losses      396     524
Reserve for
   unrecovered costs       573     713
Bad Debts                  433     347
Pension                    938     904
Other                      289     278
        Total          $10,045 $10,605                   $5,713  $6,770


The Company also has approximately $23.3 million of state net operating loss carryforwards which expire between the years 2000 and 2012.

Components of income tax expense (benefit) from continuing operations for the years 1998 and 1997 are as follows:


In Thousands                             1998      1997

        US Federal:

        Current                         $ 929    $ (1,068)
        Deferred                         (390)        949
                                          539        (119)

        Foreign:

        Current                            (2)        448

        State:

        Current                            20          88
        Deferred                         (238)        150
                                         (218)        238

        Provision for income taxes      $ 319        $ 567

Total income tax expense from operations was different than the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

In Thousands                               1998           1997

        Federal income tax
        computed at statutory rates        $ 379         $ 269
        Increases (decreases) in tax from:
        State taxes, net of federal
        income tax benefit                  (142)          154
        Other                                 82           144
        Provision for income
        taxes on operations                $ 319         $ 567


G.      Notes Receivable

The Company has two types of notes receivable. The first type results from the construction and sale of energy savings projects to its customers. Upon completion of the construction, a sale is recorded and reflected as a note receivable on the Comp any's financial statements.

The second type results from arrangements with contractors and/or other energy services firms to finance the installation of energy savings project equipment at their customer's premises. This type is also recorded on the Company's financial statements as notes receivable.

Interest income is accrued on these contracts based on the stated or implicit interest rate within each contract ranging from 7.0% to 18.0%. The term of the contracts range in maturity from one to ten years.

The components of notes receivable are as follows (in thousands):

                                       1998         1997

Notes from Project Sales              $21,668      $26,962

Notes from Project Financing           16,839       15,371

        Total                        $ 38,507     $ 42,333

In 1998 and 1997, the Company sold to a financial institution receivables with net present values of $7.0 million and $12.8 million respectively. Cogenex has recorded these transactions as sales resulting in an after tax gain in 1998 and 1997 of approximately $0.5 and $0.6 million respectively.

H.      Net Investment in Sales-Type Leases

The Company leases equipment to customers under sales-type leases. As sales-type leases, the lease payments to be received over the term of the lease are recorded as a receivable at the inception of the lease. Finance income attributable to the lease contracts is recognized as income under the interest method over the term of the lease.

The components of the net investment in sales-type leases are as follows (in thousands):

                                                  1998            1997

        Minimum lease payments receivable       $ 25,542        $ 30,568
        Less:   Unearned interest                  6,735           8,904
                Current portion                    1,892           2,860

        Net investment in sales-type leases     $ 16,915        $ 18,804



Future minimum lease payments due under sales-type leases at December 31, 1998 are as follows (in thousands):

        1999           $ 4,144
        2000             3,565
        2001             3,490
        2002             3,240
2003 and thereafter     11,103



I.      Long-Term Debt (in thousands)
                                                1998        1997

        Unsecured Notes Payable:

        10.56% series due June 30, 2005       $ 24,500    $ 28,000
        A 10% sinking fund replacement
        is due annually beginning
        June 30, 1996.  This debt is
        unconditionally guaranteed
        by EUA.

        9.60% series due October 31, 2001        9,600      12,800
        A sinking fund replacement
        of $800 per quarter is due
        beginning on October 31, 1995
        and thereafter until the debt
        is paid in full.

        7.0% series due September 15, 2000       50,000     50,000
        Interest only payable through
        September 15, 2000 with a final
        payment of the entire note due
        at that time.


Total                                            84,100     90,800
Less Current Maturities                           6,700      6,700

                                               $ 77,400   $ 84,100

        Scheduled maturities of long-term debt for the five years following 1998 are as follow (in thousands):

1999    $ 6,700
2000     56,700
2001      6,700
2002      3,500
2003      3,500

The Company is subject to certain covenants within the agreements relating to its long-term notes. The most restrictive of these covenants requires the Company to maintain a ratio of income from continuing operations before taxes plus fixed charges to fixed charges of at least 1.10 to 1 and a common equity to capitalization ratio (as defined in the agreements) of at least 30% for any two successive quarters. The Company was in compliance with the common equity to capitalization ratio and the interest coverage covenant at December 31, 1998.

In addition, in connection with the Company's 9.6% unsecured notes, EUA is required to maintain the Company's equity to capitalization ratio of at least 30% for any two successive quarters. EUA and the Company were in compliance with this provision at December 31, 1998.

J.      Notes Payable - Lines of Credit

In July 1997, several EUA System companies, including Cogenex, entered into a three-year revolving credit agreement allowing for borrowings in aggregate of up to $145 million. As of December 31, 1998, various financial institutions have committed up to $75 million under the revolving credit facility. In accordance with the revolving credit agreement, commitment fees are required to maintain certain lines of credit. At December 31, 1998 under the revolving credit commitments, the Company had short-term borrowings available of approximately $58.9 million. At December 31, 1998 and 1997, Cogenex had $16.1 million and $40.7 million, respectively, of short-term borrowings under these agreements at weighted average interest rates of 5.84% and 5.41%, respectively.

K.      Fair Value of Financial Instruments

The following methods were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short-term maturity of those instruments.

Net Investment In Sales-Type Leases and Long-Term Notes Receivable: The fair value of the Company's net investment in sales-type leases and long-term notes receivables was based on market rates of similar receivables.

Long-Term Debt: The fair value of the Company's long-term debt was based on quoted market prices for similar securities.

The estimated fair value of the Company's financial instruments at December 31, 1998 and 1997 are as follows (dollars in thousands):



                                     Carrying             Fair
                                      Amount             Value
                                   1998    1997       1998    1997

Cash and Cash Equivalents       $ 2,782  $  4,472      $ 2,782   $ 4,472

Notes Receivable and Net Investment
in Sales-Type Leases           $ 57,314  $ 63,997      $ 58,432 $ 65,005

Long-Term Debt
(including current maturities) $ 84,100  $ 90,800      $ 88,788 $ 96,846



L.      Preferred Stock

In connection with the acquisition of Citizens, the Company issued 7,500 shares of Citizens' Non-Participating Preferred Stock, par value of $0.01. The Preferred Stock is non-redeemable until January 1, 2002 or upon the seventh anniversary of the execution of the definitive agreement dated January 12, 1995. After such date, the Preferred Stock may be redeemed at the Company's sole discretion at a redemption price of $100 per share plus accrued dividends. Dividends are non-cumulative and are contingent upon Citizens' results of operations. The annual dividend rate is equal to 33% of the adjusted net income of Citizens (as defined in such agreements) divided by 7,500 shares. As of December 31, 1998, no dividends were accrued as a result of the level of adjusted net income of Citizens.

M.      Joint Ventures

The Company has formed a joint venture with Monenco-Agra of Canada to provide energy services in Canada. This alliance is designed to provide the Company with a significant presence in Canada. All costs and profits are shared equally by Monenco-Agra and the Company.

The Company has also formed a joint venture with Allegheny Power Systems (APS) to develop one specific project in the State of Maryland. All costs and profits are shared equally by APS and the Company.

N.      Commitments and Contingencies

        Pension

The Company participates with other EUA System companies in a non-contributory defined benefit pension plan (Retirement Plan) covering substantially all of their employees. Retirement plan benefits are based on years of service and average compensation over the four years prior to retirement. It is the EUA System's policy to fund the retirement plan on a current basis in amounts determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.

In March of 1997, EUA and Cogenex management agreed to freeze all future pension benefits. As a result, Cogenex and RENOVA participants in the plan will not earn additional pension benefits based on service after March 31, 1997. This decision resulted in recognition of a 1997 pre-tax gain of approximately $290,000. The 1997 curtailment gain is included in Other Income and Deductions in the Consolidated Statements of Operations.


Total pension (income) expense for the retirement plan in 1998 and in 1997 included the following components (in thousands):
                                                       1998    1997

        Service cost                                    $159    $154
        Interest cost                                    456     435
        Expected return on assets                       (357)   (494)
        Net amortization:
        Prior Service Costs                              (15)    (15)
        Net Actuarial (gain)                             (17)     (9)
        Transition obligation (asset)                      1       1
        Net periodic pension expense                     227      72
        Curtailment                                             (131)

        Total periodic pension expense (income)        $ 227   $ (59)


Assumptions used to determine pension costs:

Discount rate                                           7.25%   7.50%
Compensation increase rate                              4.25%   4.25%
Long-term return on assets                              9.50%   9.50%

The reconciliation of projected benefit obligation, fair value of assets and funded status of the plan cannot be presented separately for the Company as it participates in the plan with other subsidiaries of EUA.

The discount rate used to determine pension costs was changed effective January 1, 1999, to 6.75% and was used to calculate the plan's funded status at December 31, 1998.

The EUA System also maintains non-qualified supplemental retirement plans for certain officers. EUA maintains life insurance on certain participants of the supplemental plans to fund in whole, or in part, its future liabilities under the supplemental plans. For the years ended December 31, 1998 and 1997 the Company's allocated share of expenses related to the supplemental plans were approximately $125,000 and $38,000, respectively.

The Company also provides a defined contribution 401(k) savings plan for substantially all employees. The Company's matching percentage of employees' voluntary contribution to the plan amounted to $258,000 and $251,000 for 1998 and 1997, respectively. In 1997, as a result of the curtailment of the pension plan, management elected to increase the Company's matching of the employee contribution to the 401K plan.

        Post Retirement Benefits Other than Pension

FAS 106 "Accounting for Postretirement Benefits Other Than Pensions", establishes accounting and reporting standards for such postretirement benefits as health care and life insurance. In March of 1997, Cogenex and EUA management agreed to withdraw the Company from EUA Service Corporation's Postretirement Welfare Benefit Plan. The liability for two eligible participants currently receiving benefits was satisfied by transferring assets equal to the Accumulated Postretirement Benefit Obligation to EUA Service Corporation who will pay the benefits. As a result of the 1997 termination there is no remaining accrued post retirement benefit cost.

The decision to withdraw from the plan resulted in recognition of pre-tax gain in 1997 of approximately $0.5 million. This termination gain is included in Other Income and Deductions on the Consolidated Statements of Operations.

Operating Leases

The Company conducts its operations in leased facilities under certain non-cancelable operating lease arrangements which expire through 2002. In addition, the Company maintains a master-operating lease for certain office equipment and automobiles. Future minimum payments under these leases are as follows (in thousands):

        1999    $       595
        2000            379
        2001            297
        2002            201
        2003              1
                 $    1,473

Total rent expense under the operating leases was $0.8 million in 1998 and $1.1 million in 1997.

Letters of Credit and Performance Bonds

The Company is required under certain contracts with various government entities and utility companies to maintain either a letter of credit or a performance bond to collateralize performance under the contract. The customer will only draw these contingent obligations if the Company fails to perform under the construction contract. Upon performance, the customer would be obligated to pay the Company the full amount under the respective energy savings agreement. The total amount of outstanding letters of credit and performance bonds as of December 31, 1998 was approximately $3.4 million and $10.8 million, respectively, and as of December 31, 1997 were approximately $1.9 million and $9.4 million, respectively.

As of December 31, 1998, management is not aware of any potential drawings under the letters of credit or claims made to the surety under the performance bonds.

Litigation

In September 1995, EUA FRCII Energy Associates, Micro Utility Partners of America, L.P., and EUA WestCoast, L.P., each of which is a partnership of which the Company is the managing partner (the Partnerships) and the Company entered into an assignment agreement with Ridgewood/Mass. Corp. (f/k/a Ridgewood Cogen Corporation) (Ridgewood) whereby Ridgewood acquired the benefits and obligations to certain cogeneration projects from the Company and the Partnerships.

On December 2, 1996, Ridgewood filed a demand for arbitration in Boston, Massachusetts with regard to such claim and with regard to an alleged breach of representations and warranties by the Company and the Partnerships under the assignment agreement . The Partnerships and the Company entered counterclaims seeking payment resulting from Ridgewood's failure and refusal to pay for services provided on their behalf under a certain Transition Period Agreement between and among the parties. In October 1998 the arbitration panel found for Ridgewood on certain of the warranty claims and awarded damages of approximately $2.6 million plus interest and legal fees. The Company was awarded approximately $0.4 million plus interest and legal fees on its counterclaim. The Company continues to contest the panel's findings with respect to interest and legal fees. The final resolution of this matter cannot be determined at this time.


O.      Subsequent Event

On February 1, 1999 the Company's Parent, EUA, and New England Electric System
(NEES) entered into an Agreement and Plan of Merger under which NEES will acquire all outstanding shares of EUA. The merger is expected to be complete in early 2000.


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

CURRENT YEAR - 1998

ACCOUNT   DESCRIPTION                               EUA                    EUA        EUA        EUA
                                                  Cogenex                Cogenex     Renova      Day
                                                   Consol      Elimin     Corp.    (Division) (Division)
          INCOME
     415  Sales Revenue                         10,342,446                         1,331,498  9,000,149
     417  Project Revenues                      19,946,635              8,737,958
     417  Consulting Revenues                    3,816,603
     418  Equity in Earnings                        (9,854)  5,835,952  5,826,098
     419  Interest Income                        5,963,736     906,785  5,695,712        (41)
     417  Energy Savings Project Sales           7,354,366              5,818,436
     417  Turnkey Project Sales                 13,315,847              9,034,087
  421/450 Miscellaneous Income                   1,723,530              1,219,622       (204)      410
                    Total Income                62,453,308   6,742,737  36,331,913 1,331,254  9,000,559


          EXPENSE

     904  Uncollectible accounts                   286,883                178,245     80,000    30,000
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense         71,552                 45,907     14,510     6,576
     913  Advertising expense-merchandising        130,702                           112,856    11,302
     920  Salaries and wages                     6,603,699              3,468,001    250,976  1,293,964
     921  Office supplies and expenses           2,074,536                920,582    132,750   457,596
     922  Adm. expense transferred (credit)       (829,002)              (544,477)
     923  Outside services employed              1,752,225              1,044,687     97,467   101,479
     924  Property insurance                       148,809                 51,112      7,284    47,838
     925  Injuries and damages                     164,247                122,134     20,578
     926  Employee pensions and benefits           130,422                219,557     17,185   121,362
     927  Franchise Requirements                         0
     928  Regulatory commission expense                  0
   930.1  General advertising expenses                 495                                         495
   930.2  Miscellaneous general expenses          (180,935)              (186,128)    28,840    12,200
     931  Rents                                    822,718                533,877     25,126    31,568
     935  Maintenance of structures and equipment   98,221                 89,659     (1,924)
  403/405 Depreciation and amortization expense  1,617,665                580,040     44,121    94,942
   408.1  Taxes other than income taxes            799,302                329,712     56,251   218,044
   409.1  Income taxes                            (164,725)              (749,535)      (387)
   410.1  Prov. for def. income taxes (credit)    (891,761)             (1,243,998
   410.2  Provision for deferred income taxes      265,139                265,139
   416.0  Cost of Goods Sold                     7,234,421                         1,066,340  5,939,018
   417.1  Expenses non-utility operations       31,010,537              18,531,937
   421.1  Gain-disposition of property             (16,288)               (10,288)    (5,500)
   421.2  Loss-disposition of property           2,954,628              2,954,628
   426.1  Donations                                 11,217                  8,117
   426.3  Penalties                                 53,314                  5,162        118     1,287
   426.5  Other Deductions                         337,169                171,752    (16,884)   36,509
     427  Interest on long-term debt             7,334,404              7,334,404
     428  Amortization of debt disc. and exp.      138,746                138,746
     430  Interest on debt to associated cos.      906,785                            37,966    98,355
     431  Int. exp. on short-term debt and other 1,120,594     906,785  1,929,065         12    13,107
     432  Capitalized Interest (credit)           (233,720)              (158,800)

                    Total Expense               63,751,999     906,785  36,029,237 1,967,685  8,515,642


NET (LOSS) INCOME                               (1,298,691)  5,835,952    302,677   (636,431)  484,917

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (CONTINUED)

CURRENT YEAR - 1998

ACCOUNT   DESCRIPTION                                       EUA       EUA       EUA         EUA        EUA
                                                         DayMetrix    NEMI     Cogenex    Citizens   Cogenex West
                                                          (Div.)      Inc      Canada   Corporation Corporation
          INCOME
     415  Sales Revenue                                    10,799
     417  Project Revenues                                         3,663,773             1,023,742    225,379
     417  Consulting Revenues                                                            3,816,603
     418  Equity in Earnings
     419  Interest Income                                                      192,549                436,473
     417  Energy Savings Project Sales                                                              1,095,547
     417  Turnkey Project Sales                                                126,352     611,945  2,222,483
  421/450 Miscellaneous Income                                            15                             (312)
                    Total Income                           10,799  3,663,788   318,901   5,452,290  3,979,570


          EXPENSE

     904  Uncollectible accounts                                                                       90,000
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense                                                    496      4,063
     913  Advertising expense-merchandising                 6,353                                         191
     920  Salaries and wages                              391,546        867     21,133     489,281    687,931
     921  Office supplies and expenses                    264,657    (10,090)     6,218      76,929    224,843
     922  Adm. expense transferred (credit)                                               (111,416)  (173,109)
     923  Outside services employed                       224,724     20,283      8,140      21,967     22,218
     924  Property insurance                               11,264        300                  5,444     25,567
     925  Injuries and damages                                             0      1,801      14,249      5,485
     926  Employee pensions and benefits                   31,111        222        407    (156,689)  (102,733)
     927  Franchise Requirements
     928  Regulatory commission expense
   930.1  General advertising expenses
   930.2  Miscellaneous general expenses                   20,704        170      1,664      13,655      6,651
     931  Rents                                               367      4,380        744      52,921    173,735
     935  Maintenance of structures and equipmen                           0                  3,348      7,138
  403/405 Depreciation and amortization expense           230,008     99,996     15,194      23,677    487,290
   408.1  Taxes other than income taxes                     8,593         68      1,543      91,523     95,168
   409.1  Income taxes                                               700,389     (2,452)     38,381   (151,121)
   410.1  Prov. for def. income taxes (credit)                       295,719                 83,164    (26,646)
   410.2  Provision for deferred income taxes
   416.0  Cost of Goods Sold                              229,063
   417.1  Expenses non-utility operations                            661,172     68,047   4,358,650  2,686,856
   421.1  Gain-disposition of property                                                                    (500)
   421.2  Loss-disposition of property
   426.1  Donations                                                                                      3,100
   426.3  Penalties                                           720                45,148         128        251
   426.5  Other Deductions                                                      143,443           0
     427  Interest on long-term debt
     428  Amortization of debt disc. and exp.
     430  Interest on debt to associated cos.              40,405                           274,638    450,333
     431  Int. exp. on short-term debt and other            1,138                83,348          10        700
     432  Capitalized Interest (credit)                                                     (50,120)   (24,800)

                    Total Expense                        1,460,653  1,773,476   394,378   5,230,236  4,492,611


NET (LOSS) INCOME                                       (1,449,854) 1,890,312   (75,477)    222,054   (513,041)


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (CONTINUED)

CURRENT YEAR - 1998

ACCOUNT   DESCRIPTION                                         EUA      EUA        EUA       EUA       EUA
                                                            EC&S I    EC&S II   FRC II    WestCoast   MUPA
                                                           (Part.)    (Part.)  (Part.)    (Part.)   (Part.)
          INCOME
     415  Sales Revenue
     417  Project Revenues                                 1,833,842 3,653,301  392,042   416,598
     417  Consulting Revenues
     418  Equity in Earnings
     419  Interest Income                                   117,914   286,652    75,670    65,591
     417  Energy Savings Project Sales                      407,773    32,610
     417  Turnkey Project Sales                                      1,320,980
  421/450 Miscellaneous Income                               48,320   454,321               1,358
                    Total Income                           2,407,848 5,747,864  467,712   483,547         0


          EXPENSE

     904  Uncollectible accounts                             26,722  (118,084)
     910  Miscellaneous Cust Serv & Info expense
     912  Demonstrating and selling expense
     913  Advertising expense-merchandising
     920  Salaries and wages
     921  Office supplies and expenses                                    938                           113
     922  Adm. expense transferred (credit)
     923  Outside services employed                         101,493   103,979               5,788
     924  Property insurance
     925  Injuries and damages
     926  Employee pensions and benefits
     927  Franchise Requirements
     928  Regulatory commission expense
   930.1  General advertising expenses
   930.2  Miscellaneous general expenses                    (78,700)        9
     931  Rents
     935  Maintenance of structures and equipmen
  403/405 Depreciation and amortization expense               5,098    16,483              20,816
   408.1  Taxes other than income taxes                                          (1,600)
   409.1  Income taxes
   410.1  Prov. for def. income taxes (credit)
   410.2  Provision for deferred income taxes
   416.0  Cost of Goods Sold
   417.1  Expenses non-utility operations                  1,076,415 3,439,235            188,225
   421.1  Gain-disposition of property
   421.2  Loss-disposition of property
   426.1  Donations
   426.3  Penalties                                             150       150       100                 100
   426.5  Other Deductions                                    1,150     1,199                   0
     427  Interest on long-term debt
     428  Amortization of debt disc. and exp.
     430  Interest on debt to associated cos.                 5,088
     431  Int. exp. on short-term debt and other                                               (1)
     432  Capitalized Interest (credit)

                    Total Expense                          1,137,416 3,443,909   (1,500)  214,828       213


NET (LOSS) INCOME                                          1,270,432 2,303,955  469,212   268,719      (213)

ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME

CURRENT YEAR - 1997


ACCOUNT          DESCRIPTION                                EUA                     EUA                     EUA
                                                          Cogenex                  Cogenex      Renova      Day
                                                         Consolidated Elimin.     Corpor.     (Division) (Division)
            INCOME

   415   Sales Revenue                                     11,463,477                          5,289,037  6,056,082
   417   Project Revenues                                  16,279,177              8,273,332
   417   Consulting Revenues                                3,336,443
   418   Equity in Earnings                                 1,827,402  1,932,020   3,759,422
   419   Interest Income                                    7,690,795    931,012   7,333,846       6,297
   417   Energy Savings Project Sales                       5,735,598              3,676,743
   417   Turnkey Project Sales                             16,630,306              10,998,629
421/450  Miscellaneous Income                                    (105)              (131,768)    193,306         75
                   Total Income                            62,963,093  2,863,032   33,910,204  5,488,640  6,056,157


            EXPENSE

   904    Uncollectible accounts                              439,056                110,000    290,000      37,863
   910    Miscellaneous Cust Serv & Info expense                    0
   912    Demonstrating and selling expense                 1,003,157                908,112     61,108
   913    Advertising expense-merchandising                   428,653                           408,177      11,382
   920    Salaries and wages                                5,236,470              2,090,207   1,128,679    728,791
   921    Office supplies and expenses                      1,791,937                747,050    353,650     428,472
   922    Administrative expense transferred-(credit)        (337,710)              (196,186)
   923    Outside services employed                         1,249,819                815,405    231,043     105,486
   924    Property insurance                                  146,114                 79,575     15,765      33,549
   925    Injuries and damages                                114,251                 78,776     34,683           1
   926    Employee pensions and benefits                      652,462                280,985    112,179     103,750
   927    Franchise Requirements                                    0                      0
   928    Regulatory commission expense                             0
 930.1    General advertising expenses                             50                                            50
 930.2    Miscellaneous general expenses                      (86,183)              (135,441)    18,823      14,106
   931    Rents                                             1,093,823                789,644    159,175      31,239
   935    Maintenance of structures and equipment              73,978                 57,001     14,543
403/405   Depreciation and amortization expense             1,845,093                916,265    117,375      61,571
 408.1    Taxes other than income taxes                       679,838                208,187    169,318     195,263
 409.1    Income taxes                                     (3,517,967)             (4,484,744
 410.1    Provision for deferred income taxes-(credit)        544,854                544,854
 410.2    Provision for deferred income taxes                 554,049                231,713
 416.0    Cost of Goods Sold                               10,991,860                          3,936,038  3,866,245
 417.1    Expenses non-utility operations                  29,783,422              18,490,765
 421.1    Gain-disposition of property                       (106,173)               (88,596)   (17,577)
 421.2    Loss-disposition of property                         15,862                  4,947      1,647
 426.1    Donations                                             2,201                  2,201
 426.3    Penalties                                             9,480                  5,185        308
 426.5    Other Deductions                                   (188,057)              (188,158)
   427    Interest on long-term debt                        8,803,555              8,803,555
   428    Amortization of debt disc. and expenses             148,050                148,050
   430    Interest on debt to associated companies             (4,425)   931,012        (272)    61,567      95,609
   431    Interest expense on short-term  debt and other    1,677,692              1,471,214        314          0
   432    Capitalized Interest (credit)                      (284,140)              (134,241)         0          0

                           Total Expense                   62,761,071    931,012   31,556,053  7,096,815  5,713,377


            NET (LOSS) INCOME                                 202,022  1,932,020   2,354,151  (1,608,175)   342,780


ANNUAL REPORT OF EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
SCHEDULE XV - STATEMENT OF INCOME (CONTINUED)
CURRENT YEAR - 1997

ACCOUNT          DESCRIPTION                                       EUA          EUA          EUA          EUA          EUA
                                                                Day1/Day2       NEM        Cogenex      Citizens     Cogenex
                                                                (Division)      Inc         Canada    Corporation      West
            INCOME

   415     Sales Revenue                                           118,358
   417     Project Revenues                                                   3,633,976    3,168,361      761,001      442,507
   417     Consulting Revenues                                                                          3,336,443
   418     Equity in Earnings
   419     Interest Income                                                                   977,018        4,555      300,091
   417     Energy Savings Project Sales                                                                              2,058,855
   417     Turnkey Project Sales                                                                        1,755,204    3,876,473
421/450    Miscellaneous Income                                                              (61,718)
                     Total Income                                  118,358    3,633,976    4,083,661    5,857,203    6,677,926


            EXPENSE

   904           Uncollectible accounts                              1,193
   910           Miscellaneous Cust Serv & Info expense
   912           Demonstrating and selling expense                                                            945       32,992
   913           Advertising expense-merchandising                   9,094
   920           Salaries and wages                                178,567       34,310                   254,568      821,348
   921           Office supplies and expenses                      147,839      (17,314)                   24,821      107,419
   922           Administrative expense transferred-(credit)                                              (69,859)     (71,665)
   923           Outside services employed                          57,452       19,947                     4,775       15,711
   924           Property insurance                                  8,289          300                     1,004        7,632
   925           Injuries and damages                                                 1                     1,221         (431)
   926           Employee pensions and benefits                     27,268          418                    13,558      114,304
   927           Franchise Requirements
   928           Regulatory commission expense
 930.1           General advertising expenses
 930.2           Miscellaneous general expenses                      2,474          585                     8,759        4,511
   931           Rents                                                            3,955                    19,051       90,759
   935           Maintenance of structures and equipment                              0                       380        2,054
403/405          Depreciation and amortization expense             194,940       92,315          (29)      23,677      438,979
 408.1           Taxes other than income taxes                      34,173          407                    10,321       62,169
 409.1           Income taxes                                                   683,818      447,855       84,163     (249,059)
 410.1           Provision for deferred income taxes-(credit)
 410.2           Provision for deferred income taxes                            287,640                    50,788      (16,092)
 416.0           Cost of Goods Sold                                312,012                 2,877,565
 417.1           Expenses non-utility operations                                648,030        7,401    5,025,603    5,611,623
 421.1           Gain-disposition of property
 421.2           Loss-disposition of property                                     9,268
 426.1           Donations
 426.3           Penalties                                                                                     54        3,933
 426.5           Other Deductions                                                                                          101
   427           Interest on long-term debt
   428           Amortization of debt disc. and expenses
   430           Interest on debt to associated companies           31,791                                258,196      479,696
   431           Interest expense on short-term  debt and other                              163,241       38,482        4,441
   432           Capitalized Interest (credit)                                                            (89,506)     (60,393)

                           Total Expense                         1,005,092    1,763,680    3,496,033    5,661,001    7,400,032


            NET (LOSS) INCOME                                     (886,734)   1,870,296      587,628      196,202     (722,106)

ANALYSIS OF BILLINGS
SALES & PROJECT REVENUES
ACCOUNTS 415/417


DESCRIPTION                            TOTAL COST     EXCESS
                                                      OR               TOTAL
                                                      DEFICIENCY       AMOUNT

1.      Utility Load Reduction Programs
2.      Energy Management Programs                                  13,451,735
3.      Turnkey Project Sales                                        6,494,900
4.      Energy Savings Project Sales                                13,315,847
5.      Packaged Cogeneration                                        7,354,366
6.      Installation & Fabrication of Energy                                 0
        Services Equipment                                          10,342,446
7.      Consulting Fees                                              3,816,603
        TOTAL                                                       54,775,897


INSTRUCTION:    Provide a brief description of the sales and services rendered by each category in accordance with sales and service contracts and list amounts applicable per category:

(A)     The following is a Summary of Consolidated Billings by Geographical
        Area:

        New England and New York                      $ 39,695,684
        Outside New England and New York                15,080,213
                                                      $ 54,775,897




ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME
ACCOUNTS 419/421

DESCRIPTION OF ITEMS                                              AMOUNTS
ACCOUNT 419 -   INTEREST INCOME AND OTHER INCOME

Interest Income

        Energy Savings Project Sales - Note Receivable

        EUA Cogenex                                              4,448,762
        RENOVA                                                         (41)
        EUA Canada                                                 192,549
        EUA Cogenex West                                           436,473
        EC&S I                                                     117,914
        EC&S II                                                    286,652
        EUA FRC II Energy Associates                                75,670
        EUA WestCoast, LP                                           65,591
        TOTAL                                                    5,623,570


        Energy Related Financing Transactions

        EUA Cogenex Intercompany Interest RENOVA                    52,665
        EUA Cogenex Intercompany Interest EC&S I                     5,087
        TOTAL                                                       57,752


        Other Interest Income

        EUA Cogenex                                                   (403)
        EUA EUASC Interest & Dividend Income                           146


        TOTAL                                                         (257)


        TOTAL INTEREST INCOME                                    5,681,065


        Finance Fees

        EUA Cogenex - Financing Fee Income                         282,671


        TOTAL FINANCE FEES                                         282,671


        GRAND TOTAL INTEREST INCOME AND OTHER INCOME             5,963,736


ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421

DESCRIPTION OF ITEMS                                           AMOUNTS

421-0   MISCELLANEOUS NON-OPERATING INCOME:

        EUA Cogenex:

        Notes Receivable Factoring Gain                     725,707
        EC&S I - Management and Accounting                   90,000
        EC&S II - Management and Accounting                  90,000
        DayMetrix- Management & Accounting                  180,000
        NEMI - Management & Accounting                       18,000
        Late Payment Interest Revenue                        47,331
        EUASC Non-OP Income                                   3,992
        Gain on Benefit Plan Termination                      7,774
        BU Settlement                                        57,655
        Miscellaneous                                          (837)
                                                          1,219,622
        RENOVA:

        Miscellaneous                                          (204)
                                                               (204)
        EUA Day:

        Depreciation Adjustment                                 333
        Sales Tax Adjustment                                     77
                                                                410
        EUA Canada:

        Miscellaneous                                            15
                                                                 15
        EUA Cogenex West

        Miscellaneous                                          (312)
                                                               (312)
        EC&S I

        Note Receivable Factoring Gain                       29,887
        Late Payment Interest Revenue                        18,433
                                                             48,320




ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421


DESCRIPTION OF ITEMS                                         AMOUNTS
421-0   MISCELLANEOUS NON-OPERATING INCOME:

        EC&S II

        Note Receivable Factoring Gain                       451,100
        Late Payment Interest Revenue                          3,221
                                                             454,321
        EUA WestCoast, LP
        Miscellaneous                                          1,358
                                                               1,358

        TOTAL FOR MISCELLANEOUS INCOME                     1,723,521



ANALYSIS OF MISCELLANEOUS INCOME
INTEREST INCOME AND OTHER INCOME (Continued)
ACCOUNTS 419/421

DESCRIPTION OF ITEMS                                       AMOUNTS
421.1 GAIN - DISP OF PROPERTY:

        EUA Cogenex
        HTI - Doctors Hospital                             (9,663)
        Office Equipment                                     (625)
                                                          (10,288)

        RENOVA
        Sale of Automobiles                                (5,500)
                                                           (5,500)
        EUA Cogenex West
        Sale of Office Furniture                             (350)
        Sale of Office Equipment                             (150)
                                                             (500)

        TOTAL                                             (16,288)


SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:   Indicate each department or service function.  (See Instruction
                01-3 General Structure of Accounting System: Uniform System of
                Accounts.)

                                                                DEPARTMENT
DESCRIPTION OF ITEMS                  TOTAL                     OR SERVICE
                                      AMOUNT        OVERHEAD    FUNCTION

920     SALARIES AND WAGES
921     OFFICE SUPPLIES AND EXPENSES
922     ADMINISTRATIVE EXPENSE TRANSFERRED
        - CREDIT
923     OUTSIDE SERVICES EMPLOYED
924     PROPERTY INSURANCE
925     INJURIES AND DAMAGES
926     EMPLOYEE PENSIONS AND BENEFITS
928     REGULATORY COMMISSION EXPENSE
930.1   GENERAL ADVERTISING EXPENSE
930.2   MISC. GENERAL EXPENSE
931     RENTS
932     MAINTENANCE OF STRUCTURES AND EQUIPMENT         NOT
403     DEPRECIATION AND AMORTIZATION EXPENSE           APPLICABLE
408     TAXES OTHER THAN INCOME TAXES
409     INCOME TAXES
410     PROVISION FOR DEFERRED INCOME TAXES
411     PROVISION FOR DEFERRED INCOME TAXES
        - CREDIT
419.1   AFUDC - EQUITY
426.1   DONATIONS
426.5   OTHER DEDUCTIONS
427     INTEREST ON LONG-TERM DEBT
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES
431     OTHER INTEREST EXPENSE
432     AFUDC - BORROWED FUNDS
        TOTAL EXPENSES



DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920


INSTRUCTIONS:   Indicate each department or service function.  (See Instruction
                01-3 General Structure of  Accounting System: Uniform System of
                Accounts.)

NAME OF DEPARTMENT   DEPARTMENTAL SALARY EXPENSE              NUMBER
                    INCLUDED IN AMOUNTS BILLED TO             PERSONNEL

                     TOTAL   PARENT  OTHER      NON           END OF
                     AMOUNT  COMPANY ASSOCIATES ASSOCIATES    YEAR

NOT APPLICABLE
     TOTAL


OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:   Provide a breakdown by sub-account of outside services employed.  If the aggregate amounts paid to any one payee and included within one sub-account is less than $25,000, only the aggregate number and amount  of all such payments included within the sub-account need be shown.  Provide a subtotal for each type of service.


FROM WHOM PURCHASED            ADDRESS                       RELATIONSHIP         AMOUNT
                                                             A = ASSOCIATE
                                                             NA = NON
                                                             ASSOC.
EUA COGENEX CORPORATION

OUTSIDE SERVICES-MANAGEMENT
  Various (4)                                                                      24,315

OUTSIDE SERVICES-LEGAL:
  Martha Smith                Shasta Dr, Londonderry, NH        NA                 56,845
  McDermott, Will and Emery   State Street, Boston, MA          NA                621,018
  EUA Service Company         W. Bridgewater, MA                A                  33,979
  Various (9)                                                   NA                 36,810

OUTSIDE SERVICES-ACCOUNTING:

  PriceWaterhouse Coopers     Box 3026, Boston, MA              NA                 67,314
  Accountemp                  D-3759, Boston, MA                NA                 27,404
  EUA Service Company         W. Bridgewater, MA                A                  47,232
  Various (3)                                                   NA                  3,082

OUTSIDE SERVICES-E.D.P.:

 PriceWaterhouse Coopers      Box 3026, Boston, MA              NA                 47,571
 Various (2)                                                    NA                (47,493)

OUTSIDE SERVICES-OTHER:

  ADECCO                      Box 360161M, Pittsburgh, PA       NA                 27,374
  EUA Service Company         W. Bridgewater, MA                A                  10,295
  Various (33)                                                  NA                 88,941

TOTAL EUA COGENEX                                                               1,044,687


OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923

FROM WHOM PURCHASED          ADDRESS                RELATIONSHIP
                                                    A = ASSOCIATE
                                                    NA = NON
                                                    ASSOC.          AMOUNT

EUA DAY

OUTSIDE SERVICES-LEGAL:
        Various (2)                                   NA            1,539


OUTSIDE SERVICES-BLDG & MAINT:
        JP Services         Martz Rd, Farmington, NY   NA           5,993
        Turner Landscape    Victor, NY                 NA           4,344
        Various (5)                                    NA           3,449

OUTSIDE SERVICES-OTHER:
        Various (2)                                    NA          86,154

TOTAL EUA DAY                                                     101,479


EUA CITIZENS

OUTSIDE SERVICES-LEGAL

        Various (1)                                     NA          2,355

OUTSIDE SERVICES-ACCOUNTING

        Various (1)                                     NA            105

OUTSIDE SERVICES-E.D.P.

        Various (1)                                     NA             91

OUTSIDE SERVICES-OTHER:

        Various (5)                                     NA         19,416

TOTAL EUA CITIZENS                                                 21,967


EUA COGENEX WEST

OUTSIDE SERVICES-LEGAL:

        Various (5)                                      NA         1,745

OUTSIDE SERVICES-ACCOUNTING:

        Various (1)                                       NA          105

OUTSIDE SERVICES-OTHER:

        Various (21)                                     NA        20,368

TOTAL EUA COGENEX WEST                                             22,218


OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923


FROM WHOM PURCHASED               ADDRESS      RELATIONSHIP
                                               A = ASSOCIATE
                                               NA = NON
                                               ASSOC.         AMOUNT

RENOVA

OUTSIDE SERVICES-LEGAL:

        Various (8)                             NA            3,233

OUTSIDE SERVICE-ENGINEERING

        Various (2)                             NA            6,858

OUTSIDE SERVICES-ACCOUNTING

        Various (2)                             NA            4,905

OUTSIDE SERVICES-INFORMATION

        Various (2)                             NA            2,760

OUTSIDE SERVICES-OTHER:

        EUA Cogenex               Lowell, MA    A            30,000
        Various (4)                             NA            2,047

OUTSIDE SERVICES-COMMISSIONS:

        Various (29)                            NA           47,664

TOTAL RENOVA                                                 97,467

EUA NEMI

OUTSIDE SERVICES-LEGAL

        Various (1)                              NA           2,198

OUTSIDE SERVICES-OTHER:

        Various (2)                              NA          18,085


TOTAL EUA NEMI                                               20,283


OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923


FROM WHOM PURCHASED              ADDRESS          RELATIONSHIP
                                                  A = ASSOCIATE
                                                  NA = NON
                                                  ASSOC.         AMOUNT

DAYMETRIX

OUTSIDE SERVICES-MANAGEMENT

        Various (1)                                 NA           6,353

OUTSIDE SERVICES-LEGAL

        Harris Beach Wilcox     Rochester, NY       NA          20,951

OUTSIDE SERVICES-BLDG & MAINT

        Various (3)                                 NA             407

OUTSIDE SERVICES-OTHER:

        EUA Cogenex            Lowell, MA           A          180,000
        Various (2)                                 NA          17,013

TOTAL DAYMETRIX                                                224,724


EUA CANADA

OUTSIDE SERVICES-LEGAL

        Various (2)                                NA            5,172

OUTSIDE SERVICES-OTHER:

        Various (1)                                NA            2,968

TOTAL EUA CANADA                                                 8,140


EUA WESTCOAST, LP

OUTSIDE SERVICES-OTHER:

        Various (3)                                NA            5,788

TOTAL EUA WESTCOAST, LP                                          5,788


OUTSIDE SERVICES EMPLOYED - (Continued)
ACCOUNT 923

FROM WHOM PURCHASED          ADDRESS    RELATIONSHIP
                                        A = ASSOCIATE
                                        NA = NON
                                        ASSOC.            AMOUNT

EC&S I

OUTSIDE SERVICES-LEGAL

        Various (1)                         NA               330

OUTSIDE SERVICES-OTHER:

        EUA Cogenex          Lowell, MA     A             90,000
        Various (2)                         NA            11,163

TOTAL EC&S I                                             101,493

EC&S II

OUTSIDE SERVICES-LEGAL

        Various (1)                         NA             1,960

OUTSIDE SERVICES-OTHER:

        EUA Cogenex           Lowell, MA    A             90,000
        Various (2)                         NA            12,019

TOTAL EC&S II                                            103,979

TOTAL OUTSIDE SERVICES
 EMPLOYEED                                             1,752,225



GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1


INSTRUCTIONS:     Provide a listing of the amount included in Account 930.1,
                  "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION           NAME OF PAYEE          AMOUNT

EUA Day
     Miscellaneous       Various               495
        TOTAL                                  495


MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2


INSTRUCTIONS:   Provide a listing of the amount included in Account 930.2,
                "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. >441 (b) (2) shall be separately classified.

D E S C R I P T I O N                                          A M O U N T
EUA Cogenex Corporation
 EUA Service Corporation Allocated Expenses                         1,488
 Capitalization of EUA Service Corporation Allocated Expenses    (169,082)
 Conference Employee Training, Seminar and Conference Fees          6,992
 Petty Cash Expense, Letter of Credit & Bank Charges              (65,793)
 Filing Fees                                                        9,778
 Miscellaneous                                                      4,735
 Prepaid Expenses                                                  18,950
 Administration of Sanwa Loss                                       6,804
                                                                 (186,128)
RENOVA
        Association Dues                                           27,750
        Employee Training                                           1,907
        Miscellaneous                                                (817)
                                                                   28,840
EUA Day
        Miscellaneous                                              12,200

DayMetrix
        Miscellaneous                                              20,704

EUA NEMI
        Miscellaneous                                                 170

EUA Citizens Corporation
        Miscellaneous                                              13,655

EUA Cogenex West Corporation
        Miscellaneous                                               6,651

EUA Canada
        Miscellaneous                                               1,664

EC&S I
        Miscellaneous                                             (78,700)

EC&SII
        Miscellaneous                                                   9


        TOTAL                                                    (180,935)



RENTS
ACCOUNT 931

INSTRUCTIONS:   Provide a listing of the amount included in Account 931,
                "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform
                System of Accounts.


T Y P E  O F  P R O P E R T Y                                 A M O U N T
EUA Cogenex Corporation
        Building Rents                                           361,857
        Data Processing and Other Equipment Rents                172,020
                                                                 533,877

RENOVA
        Building Rents                                           24,962
        Data Processing and Other Equipment Rents                   164
                                                                 25,126

EUA Day
        Building Rents                                           21,525
        Data Processing and Other Equipment Rents                10,043
                                                                 31,568

DayMetrix
        Building Rents                                           0
        Data Processing and Other Equipment Rents                367
                                                                 367

EUA NEMI
        Building Rents                                           4,380
        Data Processing & Other Equipment Rents                      0
                                                                 4,380

EUA Cogenex Canada
        Building Rents                                           744
        Data Processing & Other Equipment Rents                    0
                                                                 744

EUA Citizens Corporation
        Building Rents                                           41,095
        Data Processing and Other Equipment Rents                11,826
                                                                 52,921

EUA Cogenex West Corporation
        Building Rents                                           104,933
        Data Processing and Other Equipment Rents                 68,802
                                                                 173,735


        TOTAL                                                    822,718



TAXES OTHER THAN INCOME TAXES
ACCOUNT 408.1


INSTRUCTIONS:   Provide an analysis of Account 408.1, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


K I N D   O F   T A X                                      A M O U N T
EUA Cogenex Corporation:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation            27,752
                MA Health Insurance                                 844
                State of New Jersey Disability                       21
                Property Taxes                                    2,646
                Sales and Use Taxes                               4,787
                Miscellaneous Taxes                              30,195
                                                                 66,245
        U.S. Government Taxes:
                Federal Unemployment Compensation                  4,084
                F.I.C.A. (Net of A & G Credit)                   259,383
                                                                 263,467

        TOTAL EUA COGENEX                                        329,712

EUA FRC II
        Other Than U.S. Government Taxes:
                Miscellaneous Taxes                               (1,600)
                                                                  (1,600)

        TOTAL EUA FRC II                                          (1,600)

EUA Cogenex Canada
        Other Than U.S. Government Taxes:
                Miscellaneous Taxes                                1,543
                                                                   1,543

        TOTAL EUA COGENEX CANADA                                   1,543



TAXES OTHER THAN INCOME TAXES - (Continued)
ACCOUNT 408.1


K I N D   O F   T A X                                            A M O U N T
RENOVA:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation            6,467
                State of RI Unemployment Compensation           12,662
                MA Health Insurance                                 34
                Property Taxes                                   1,075
                Miscellaneous Taxes                                 34
                                                                20,272
        U.S. Government Taxes:
                Federal Unemployment Compensation                1,991
                F.I.C.A. (Net of A & G Credit)                  33,988
                                                                35,979

        TOTAL RENOVA                                            56,251

EUA Day:
        Other Than U.S. Government Taxes:
                Property Taxes                                  13,614
                State of New York Unemployment                  16,203
                State of New York Sales & Use                    4,501
                Rhode Island Gross Earning Tax                   1,170
                                                                35,488
        U.S. Government Taxes:
                Federal Unemployment Compensation                3,554
                F.I.C.A. (Net of A & G Credit)                 179,002
                                                               182,556

        TOTAL EUA DAY                                          218,044

DayMetrix:
        Other Than U.S. Government Taxes:
                Property Taxes                                   3,619
                State of New York Unemployment                   1,674
                State of New York Sales & Use                      471
                                                                 5,764
        U.S. Government Taxes:
                Federal Unemployment Compensation                  268
                F.I.C.A. (Net of A & G Credit)                   2,561
                                                                 2,829

        TOTAL DAYMETRIX                                          8,593



TAXES OTHER THAN INCOME TAXES - (Continued)
ACCOUNT 408.1


K I N D   O F   T A X                                          A M O U N T
EUA NEMI:
        Other Than U.S. Government Taxes:
                Property Taxes                                      0
                Miscellaneous Taxes                                 68

        TOTAL EUA NEMI                                              68

EUA Citizens:
        Other Than U.S. Government Taxes:
                State of MA Unemployment Compensation            6,571
                State of MA Heath Insurance                        275
                Property Taxes                                     218
                Miscellaneous Taxes                                328
                                                                 7,392
        U.S. Government Taxes:
                Federal Unemployment Compensation                1,298
                F.I.C.A. (Net of A & G Credit)                  82,833
                                                                84,131

        TOTAL EUA CITIZENS                                      91,523

EUA Cogenex West Corporation:
        Other Than U.S. Government Taxes:
                State of MA Unemployment                         3,330
                Property Taxes                                   2,854
                State of Rhode Island Unemployment                  43
                Miscellaneous Taxes                                785
                                                                 7,012
        U.S. Government Taxes:
                Federal Unemployment Compensation                1,666
                F.I.C.A. (Net of A & G Credit)                  86,490
                                                                88,156

        TOTAL EUA COGENEX WEST                                  95,168

        GRAND TOTAL TAXES OTHER THAN INCOME TAX                799,302



DONATIONS
ACCOUNT 426.1


INSTRUCTIONS:    Provide a listing of the amount included in Account 426.1,
                 "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT            PURPOSE OF DONATION                AMOUNT

EUA Cogenex:
        Miscellaneous (22)                                      8,117
                                                                8,117
EUA Cogenex West

        Huguley Memorial Medical Center                         3,000
        Miscellaneous                                             100
                                                                3,100

       TOTAL                                                   11,217


OTHER DEDUCTIONS
ACCOUNT 426.5


INSTRUCTIONS:   Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.


DESCRIPTION                      NAME OF PAYEE               AMOUNT



EUA Cogenex Corporation:        Worcester Settlement          33,158
                                Boston University Payoff     126,937
                                Miscellaneous (30)            11,657
                                                             171,752
RENOVA:
                                Miscellaneous                (16,884)

EUA Day:
                                New York State                36,509

EUA Cogenex Canada
                                Cogenex                      143,443

EC&S I
                                Miscellaneous                  1,150

EC&S II                         Miscellaneous                  1,199

        TOTAL                                                337,169

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME




INSTRUCTIONS:   The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



See "Notes to Financial Statements" on page 35.





SCHEDULE OF TERMINATED CONTRACTS

**FILED UNDER CONFINDENTIAL TREATMENT REQUEST**


SCHEDULE OF PROJECT VALUES

**FILED UNDER CONFINDENTIAL TREATMENT REQUEST**


SCHEDULE OF ESTIMATED KILOWATTS SAVED


INSTRUCTIONS:   Provide a statement of estimated kilowatts saved during the past year and cumulatively, both within and outside of New
                England through demand side management projects.


                                                               ESTIMATED
UTILITY SPONSOR                       ESTIMATED CURRENT        CUMULATIVE
                                      YEAR KILOWATTS SAVED     KILOWATTS SAVED

Commonwealth Electric Co. (1)                  -0-                   -0-


Public Service Electric & Gas Co. (3)        24,500                 64,993


Orange and Rockland Utilities Inc. (2)          151                  2,972


Central Maine Power Company (1)              12,160                 22,718


Rochester Gas and Electric Corp. (2)          1,185                  8,337


Rockland Electric Company (3)                  -0-                     381


Massachusetts Electric (1)                     -0-                      88


Boston Edison (1)                             5,082                 26,312


Consolidated Edison (2)                        -0-                    -0-


Jersey Central Power and Light (3)            4,432                 12,036


        TOTAL                                47,510                137,837

(1)     New England
(2)     New York
(3)     Outside New England and New York

PROJECT INCOME STATEMENT
**FILED UNDER CONFINDENTIAL TREATMENT REQUEST**


ORGANIZATIONAL STRUCTURE

EUA COGENEX CORPORATION


President

        Executive Vice President
        General Manager
        Assistant Comptroller
        Manager of Human Resources
                Director of Commercial Finance
                Director of Project Development

                Vice President of Business Development
                Director of Sales

        Manager Engineering and Construction



RENOVA

Vice President/General Manager

                Manager Administration and Accounting
                Manager of Engineering & Manufacturing

EUA DAY


Vice President

                Business Manager



DAYMETRIX


Director of Product Development



EUA CITIZENS CORPORATION

President

        Vice President

        Director of Public Housing Operations
        Director of Utility Program
        Senior Construction Manager

EUA COGENEX WEST



Manager of Engineering and Construction




SIGNATURE CLAUSE


                Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


        EUA Cogenex Corporation
        (Name of Reporting Company)



        By: /s/ Richard Burlingame, Jr.
        (Signature of Signing Officer)


        Richard Burlingame, Jr., Assistant Comptroller
        (Printed Name and Title of Signing Officer)



        Date:           April 20, 1999